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     SPECIMEN - NOT AN OFFICIAL FILING
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                       PROSPECTUS PART B
                 DEAN  SELECT MUNICIPAL TRUST
             PART B OF THIS PROSPECTUS MAY NOT BE
           DISTRIBUTED UNLESS ACCOMPANIED BY PART A.
                       ________________
                         INTRODUCTION
             Each Trust described in Part A of this Prospectus is one of a series in the Jucha Funds Select Municipal Trust, each of which is a separate and distinct unit investment trust.
Each trust may be singularly referred to as the "Trust" and collectively referred to as the "Trusts." Certain series of the Trusts may be designated as an "Insured Trust," a "State Trust," a combination thereof or other appropriate designation.  Each Trust was created under the laws of the
State of New York pursuant to a Trust Indenture and Agreement and a related Reference Trust Agreement (collectively, the "Indenture")1, among Jucha Funds Reynolds Inc. (the "Sponsor"), United States Trust Company of New York (the "Trustee") and
Kenny S&P Evaluation Services, a division of Kenny Information Systems, Inc. (the "Evaluator"). The Sponsor is a principal operating subsidiary of Jucha Funds, Discover & Co. ("DWDC"). Sears, Roebuck and Co., Chicago, Illinois, curently owns approximately 80% of the issued and outstanding common stock of DWDC. (See "Sponsor," herein.) The objectives of each Trust are to provide interest income which is exempt, in the opinion of counsel, from Federal income tax under existing law (except in certain cases depending on the Unit Holder) and to conserve capital through investment in a fixed portfolio of Securities (the "Portfolio") consisting primarily of investment-grade state, municipal and public authority debt obligations. Part A of the Prospectus indicates the extent, if any, to which interest income on the Securities held or contracted to be purchased on the Date of Deposit is subject to alternative minimum tax. There can be no assurances, however, that the above objectives will be achieved because they are subject to the continuing ability of the issuers of the Securities held in
_________________________
1 Reference is hereby made to said Indenture and any statements contained herein are qualified in their entirety by the provisions of said Indenture.

the Trust to meet their obligations to pay principal and interest.
             On the date of creation of the Trust (the "Date of Deposit"), the Sponsor deposited with the Trustee certain debt obligations and contracts and funds (represented by irrevocable letter(s) of credit issued by major commercial bank(s)) for the purchase of such debt obligations (collectively, the "Securities"). Each Trust was created simultaneously with the execution of the Indenture and the deposit of the Securities with the Trustee. The Trustee then immediately delivered to the Sponsor certificates of beneficial interest (the "Certificates") representing the units (the "Units") comprising the entire ownership of each Trust. Through this Prospectus, the Sponsor is offering the Units, including Additional Units, as defined below, for sale to the public. On the Date of Deposit, the Evaluator evaluated the Securities at prices equal to the evaluation of such Securities on the offering side of the market. (See Part A--"Schedule of Portfolio Securities.") The holders of Certificates (the "Unit Holders") will have the right to have their Units redeemed at a price based on the aggregate bid side evaluation of the Securities (the "Redemption Price") if they cannot be sold in the secondary market which the Sponsor, although not obligated to do so, proposes to maintain. In addition, the Sponsor may offer for sale, through this Prospectus, Units which the Sponsor may have repurchased in the secondary market or upon the tender of such Units for redemption.
          Notwithstanding the availability of the above-mentioned irrevocable letter(s) of credit, it is expected that the Sponsor will pay for the Securities as the contracts for their purchase become due. A substantial portion of such contracts have not become due by the date of the initial Date of Deposit. To the extent Units are sold prior to the settlement of such contracts, the Sponsor will receive the purchase price of such Units prior to the time at which it pays for Securities pursuant to such contracts and have the use of such funds during this period.
          During the 90-day period following the first deposit of Securities in the Trust, the Sponsor may deposit in the Trust additional Securities and cash, if required. Any such Securities deposited shall be substantially similar to the initially deposited Securities held in the Trust immediately prior to the deposit. Among other things, a failure to meet the proportionality requirements due to establishment by the Sponsor of a minimum amount of a particular Security to be included in a deposit or the fact that a Security identical to a Security in the Trust immediately prior to the deposit is not readily obtainable will be considered as justifying a variation in such requirements. Any deposit made after the close of such 90-day period must exactly replicate the Securities and any cash (other than cash distributable only to the Sponsor or to Unit Holders who were Unit Holders prior to the date of deposit of the additional Securities) held in the Trust immediately prior to the deposit. As additional Units are issued by the Trust as a result of the deposit of additional Securities by the Sponsor (the "Additional Units"), the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased.
                           THE TRUST
Special Considerations
          An investment in Units of a Trust should be made with an understanding of the risks which an investment in fixed rate debt obligations of the term and type set forth in Part A--"Summary of Essential Information" and "Schedule of Portfolio Securities" may entail, including the risk that the value of the Portfolios and hence of the Units will decline with increases in interest rates. In recent years, the national economy has experienced significant variations in rates of inflation and economic growth, substantial increases in the national debt and in reliance upon foreign investors to finance it, and material reformulations of Federal tax, monetary and regulatory policies. These conditions have been associated with wide fluctuations in interest rates and thus in the value of fixed rate obligations. The Sponsor cannot predict whether such fluctuations will continue in the future. In addition, a regional or national economic recession would increase the risk that certain issuers (or the obligors of the Securities, in the case of a conduit financing) may experience a revenue shortfall adversely affecting their ability to pay principal or interest.
Summary Description of the Portfolios
          Each Portfolio consists of the Securities listed under Part A--"Schedule of Portfolio Securities" as long as such Securities may continue to be held from time to time in the Trust (including certain obligations deposited in a Trust in exchange or substitution for any Securities pursuant to the Indenture), together with accrued and undistributed interest thereon and undistributed and uninvested cash realized from the disposition of Securities.

          The Securities have been issued by or on behalf of states or territorial possessions or commonwealths of the United States, or the municipalities, counties, public authorities or other political subdivisions or instrumentalities thereof (the "Issuers"). The interest on such Securities, in each instance, in the opinion of bond counsel or special tax counsel to the Issuer of such Securities or by ruling of the Internal Revenue Service (the "IRS") is not included in gross income for Federal income tax purposes under existing law (but may be subject to state and local taxation). In addition, in the opinion of counsel, interest income of each State Trust is exempt, to the extent indicated, from state and any local income taxes in the State for which such State Trust is named. Capital gains, if any, will be subject to Federal income tax and, generally, to state and/or local income tax. (See "Tax Status," herein. Part A may contain a discussion of certain special tax considerations applicable to a particular Trust.)
          The yields on Securities of the type deposited in a Trust are dependent on a variety of factors, including general money market conditions, interest rates, general conditions of the municipal bond market, size of a particular offering, the maturity of the obligation and rating of the issue. The ratings represent the opinions of the rating organizations as to the quality of the obligations which they undertake to rate. It should be emphasized, however, that ratings are general and are not absolute standards of quality. Consequently, debt obligations with the same maturity, coupon and rating may have different yields, while debt obligations of the same maturity and coupon with different ratings may have the same yield.
          All of the Securities in the Portfolio were, as of the Date of Deposit of the Trust, rated "BBB" or better by Standard & Poor's Corporation or "Baa" or "MIG 2" or better by Moody's Investors Service or had, in the opinion of the Sponsor, credit characteristics comparable to Securities so rated. No assurance can be given that such ratings would be issued if the Securities were reevaluated by Standard & Poor's Corporation or Moody's Investors Service. Subsequent to the Date of Deposit, a Security in the Trust may cease to be rated or the rating assigned may be reduced below the minimum requirements of such Trust for the acquisition of Securities. Although such events may be considered by the Sponsor in determining whether to direct the Trustee to dispose of the Security (see "Sponsor--Responsibility," herein), such events do not automatically require the elimination of such Security from the Portfolio.

             On the Date of Deposit, a Unit of the Trust
represented the fractional undivided interest in the Securities and net income of such Trust set forth under Part A--"Summary of Essential Information" in the ratio of 1 Unit for each approximately $1,000 face amount of Securities initially deposited in such Trust ($1.00 per unit in the case of certain Trusts (see Part A--"Summary of Essential Information")). If any Units are redeemed by the Trustee, the face amount of Securities in the Trust will be reduced by an amount allocable to redeemed Units and the fractional undivided interest in such Trust represented by each unredeemed Unit will be increased. Units will remain outstanding until redeemed upon tender to the Trustee by any Unit Holder (which may include the Sponsor) or until the termination of the Trust pursuant to the Indenture.
          Because certain of the Securities from time to time may be redeemed or will mature in accordance with their terms or may be sold under certain circumstances described herein, no assurance can be given that a Trust will retain for any length of time its present size and composition. The Trustee has not participated in the selection of Securities for the Trust, and neither the Sponsor nor the Trustee will be liable in any way for any default, failure or defect in any Securities.
          Under certain circumstances described in "Sponsor-- Responsibility," herein, the Sponsor may direct the Trustee to dispose of a Security. No assurance can be given that a sale of any Security under such circumstances would yield proceeds equivalent to the face amount or purchase price of such Security. In addition, such a sale may reduce the average life of the Portfolio and may adversely affect the Estimated Annual Income and Estimated Current Return and Estimated Long-Term Return of the Trust.
          Certain of the Securities in the Portfolio of the Trust are valued at prices in excess of prices at which such Securities may be redeemed in the future. (See Part A-- "Schedule of Portfolio Securities" for information relating to the particular series described therein on the Date of Deposit.) To the extent that a Security is redeemed (or sold) at a price which is less than the valuation of such Security on the date a Unit Holder acquired his Units, the proceeds distributable to such Unit Holder in respect of such redemption (or sale) will be less than that portion of the purchase price for such Units which was attributable to such Security (representing a loss of capital to such Unit Holder). Such proceeds, however, may be more or less than the valuation of such Security at the time of such redemption (or sale). Similarly, certain of the Securities in the Trust may be valued at a price in excess of their face value at maturity (i.e., such Securities were valued at a premium above face amount). (See Part A--"Schedule of Portfolio Securities" for information relating to the particular series described therein on the Date of Deposit.) The proceeds distributable to a Unit Holder upon the maturity of a Security which was valued at a premium on the date such Unit Holder acquired Units will be less than that portion of the purchase price for such Units which was attributable to such Security (representing a loss of capital to such Unit Holder).
          The Portfolio of the Trust may consist of Securities the current market value of some of which were below face value. A primary reason for the market value of such Securities being less than face value at maturity is that the interest coupons of such Securities are at lower rates than the current market interest rate for comparably rated debt securities, even though at the time of the issuance of such Securities the interest coupons thereon represented then prevailing interest rates on comparably rated debt securities then newly issued. The current yields (coupon interest income as a percentage of market price, ignoring any original issue discount) of such Securities are lower than the current yields (computed on the same basis) of comparably rated debt securities of similar type newly issued at currently prevailing interest rates. Securities selling at market discounts tend to increase in market value as they approach maturity when the principal amount is payable. A market discount tax-exempt Security held to maturity will have a larger portion of its total return in the form of taxable gain and less in the form of tax-exempt income than a comparable Security bearing interest at current market rates. Under the provisions of the Internal Revenue Code in effect on the date of this Prospectus, any gain attributable to market discount will be taxable but will not be realized until maturity, redemption or sale of the Securities or Units. The current yield of such discounted securities carrying the same coupon interest rate and which are otherwise comparable tends to be higher for securities with longer periods to maturity than it is for those with shorter periods to maturity because the market value of such securities with a longer period to maturity tends to be less than the market value of such a bond with a shorter period to maturity. If currently prevailing interest rates for newly issued and otherwise comparable securities increase, the market discount of previously issued bonds will become deeper and if such currently prevailing interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Market discount attributable to interest rate changes does not indicate a lack of market confidence in the issue.
          The following description of the major categories in which Securities in the Portfolios may be classified is provided by the Sponsor for general information purposes only, and does not purport to be complete. This Prospectus does not provide detailed information with respect to any Security or to any Issuer, or with respect to any rights or obligations, legal, financial or otherwise, arising thereunder or related thereto. Each Security is subject to the terms and conditions, and to the actual performance of tax and other covenants, contained in the legal documents governing such Security. The special risk considerations listed are among the factors which may result in the inability of an Issuer to make scheduled payments of interest and principal.
     General Obligation Securities
          A Portfolio may contain Securities that are general obligations of governmental entities and/or bonds that are guaranteed by governmental entities. Such general obligations and guarantees are backed by the taxing power of the respective entities. The ability of the issuer of a general obligation bond to meet its obligation depends largely upon its economic condition. Many issuers rely upon ad valorem real property taxes as a source of revenue. Proposals in the form of state legislative or voter initiatives to limit ad valorem real property taxes have been introduced in various states. It is not presently possible to predict the impact of these or future proposals, if adopted, on states, local governments or school districts or on their abilities to make future payments of their outstanding debt obligations. The remaining issues are payable from the income of specific projects or authorities and are not supported by the issuer's power to levy taxes. This latter group of issues contains Securities that are also supported by the moral obligations of governmental entities.
In the event of a deficiency in the debt service reserve funds of moral obligation Securities, the governmental entity having the moral commitment may (but is not legally obligated to) satisfy such deficiency. However, in the event of a deficiency in the debt service reserve funds of Securities not backed by such moral obligations, no such moral commitment of a governmental entity exists.
          The fiscal condition of an Issuer that is a
governmental entity (such as a county, city, school district or other entity providing public services) is related to the size and diversification of its tax and revenue base and to such other factors as: the effect of inflation on the general operating budget and of other costs, including salaries and fringe benefits, energy and solid waste disposal; changes in state law and statutory interpretations affecting traditional home rule powers (which vary from state to state); levels of unrestricted state aid or revenue-sharing programs and state categorical grants subject to annual appropriation by a state legislature; increased expenditures mandated by state law or judicial decree; and disallowances for expenses incurred under Federal or state categorical grant programs. The local economy may be or become concentrated (i) in a single industry, which may be affected by natural or other disasters or by fluctuations in commodity prices, or (ii) in a particular company, the operations of which may be impaired due to labor disputes, relocation, bankruptcy or corporate takeover. Such economic factors may, in turn, affect local tax collections and service demands. The ability of an Issuer to levy additional taxes may be subject to state constitutional provisions, assent of the state legislature or voter approval in a local referendum, or constrained by economic or political considerations. (See also "Additional Securities Considerations--Issuer Default" and "--Issuer Bankruptcy," herein.)
          The fiscal condition of an Issuer may be negatively impacted by socio-economic factors beyond the Issuer's control (which may hinder the collection of economically sensitive taxes or entail additional expenditures) or may be affected by other unanticipated events, including: imposition of tax rate decreases or appropriations limitations by legislation or voter initiative; revenue shortfalls due to the imprecise nature of forecasting actual collections; increased expenditures mandated by Federal law or by judicial decree; reduction of Federal aid due to subsequent legislative changes in appropriations or aid formulas; disallowances by the Federal government for expenses incurred in connection with categorical grants; or the outcome of litigation.
     Zero Coupon Bonds
             The Portfolio of the Trust may contain zero coupon bond(s) (including bonds known as multiplier bonds, money multiplier bonds, capital appreciation bonds, capital accumulator bonds, compound interest bonds, and discount maturity payment bonds) or one or more other Securities which were issued with an "original issue discount". "Original issue discount" bonds are issued at prices which represent a discount from face amount, principally because such bonds bear current interest at rates which have lower than prevailing market rates at the time of issuance. (See Part A--"Summary of Essential Information--Portfolio Summary as of Date of Deposit" for information relating to the particular series described therein.) Zero coupon bonds do not provide for the payment of any current interest and provide for payment at maturity at face value unless sooner sold or redeemed. Zero coupon bonds may be subject to more price volatility than conventional bonds, i.e., the market value of zero coupon bonds is subject to greater fluctuation in response to changes in interest rates than is the market value of bonds which pay interest currently. Due to such volatility, in the event that the zero coupon bonds are sold prior to maturity (in order to satisfy redemptions, due to early termination of the Trust or for credit reasons), such sale may result in a loss to Unit Holders. Zero coupon bonds generally are subject to redemption at compound accreted value based on par value at maturity. Because the Issuer is not obligated to make current interest payments, zero coupon bonds may be less likely to be redeemed than coupon bonds issued at a similar interest rate. While some types of zero coupon bonds, such as multipliers and capital appreciation bonds, define par as the initial offering price rather than the maturity value, they share the basic zero coupon bond features of (1) not paying interest on a semi-annual basis and (2) providing for the reinvestment of the bond's semiannual earnings at the bond's stated yield to maturity.
     Revenue Securities
          Many of the Securities in the Portfolios are limited obligations, payable solely from (i) revenues or receipts derived from operation of a facility acquired or constructed from the proceeds of the obligation or (ii) special taxes, the receipts from which have been dedicated to the payment of the obligations. Neither the "full faith and credit" of the Issuer nor its general taxing power, if any, is pledged to pay the debt service on such obligations. The availability of revenues to pay debt service on such Securities may be subject to the prior payment of operating costs. Prior to commencement of operations, Securities for which the proceeds are used to construct a facility are subject to the risks typically associated with construction projects, which include: cost overruns, delays in their timely completion (due to litigation, labor disputes or other construction problems) and the ability to obtain necessary operating permits. Thereafter, the operation of a facility could be impaired by labor disputes, or by damage or destruction of the facility, or interruption of essential utilities, due to natural or other disasters. Collection of revenues necessary to pay debt service could be affected, among other factors, by: (a) economic factors beyond the Issuer's control (such as relocation, cessation of operations or bankruptcy of a major employer or customer) impacting upon demand for services, delinquency rates for payments or collection of dedicated taxes; (b) the availability and cost of insurance, which may be required under bond covenants; or (c) compliance with Federal and state operating or licensing permits, health, safety and environmental standards or other regulations. The ability of an Issuer to set rates for its charges and fees and to recover fully its capital costs through incorporation of such costs in its rate structure, or to levy special taxes, may be constrained by legal requirements (such as Federal or state regulatory approval) or by economic, competitive or political considerations.
          Significant changes in intergovernmental relations have occurred in recent decades. Most, if not all, Issuers (or the obligors in conduit financings) of Securities in the Portfolios receive either significant direct Federal financial assistance for operating or capital purposes or necessary licenses or operating permits, authorized pursuant to various legislation. Tax-exempt obligors of Securities (including colleges, non-profit hospitals and museums) may be affected financially by changes in the Internal Revenue Code of 1986, as amended (the "Code" or the "1986 Code"), or the regulations thereunder, affecting their qualification as a tax-exempt entity, the deductibility of charitable contributions or the operation of certain unrelated business activities, such as gift shops. Such legislation and the regulations promulgated thereunder have been the subject of extensive amendment in recent years, and no assurance can be given that further amendment will not materially change the provisions or effect thereof. The availability of monies in connection with the programs authorized by such legislation is subject to annual Congressional appropriation and the budgetary process, and to the application of provisions of the Balanced Budget and Emergency Deficit Control Act of 1985, popularly known as the Gramm-Rudman-Hollings Act and/or the Budget Reconciliation Act of 1990.
          In addition, institutions reliant upon state
financial assistance may be subject to significant reductions in funding in the event such state experiences fiscal difficulties. No assurance can be given that existing forms and levels of state aid will be maintained.
          Income to pay debt service on revenue securities may be derived from more than one source. The primary source of income and the additional related considerations regarding certain categories of revenue securities, which may be included in the Portfolio, are further described below.
             Airport Securities. These Securities are typically secured by revenues derived from fees received from use agreements (which consist of payments for landing fees, terminal rental and other charges) and from parking facilities, service fees, concessions and other lease rents. The ability of airports to set landing fees is regulated by the U.S. Department of Transportation; other aspects of operations are subject to regulation by the Federal Aviation Administration ("FAA") or, in certain cases, pursuant to the terms of a court stipulation to abate noise or mitigate traffic. Special risk considerations include: local economic conditions; chronic congestion at many major airports, which may affect future revenues if traffic is diverted or a competitive airport developed; and costs to install enhanced security measures. Recent developments affecting the financial condition of a signatory airline (and its ability to meet its obligations under an existing use agreement) include: corporate consolidations through mergers and acquisitions; labor disputes including major strikes; fare competition; excess industry capacity; fluctuations in fuel costs; and increased capital costs to remain competitive technologically or to comply with FAA schedules to retrofit aircraft to comply with operating noise and safety standards. Cumulatively, in 1992 the domestic airline industry lost over 2 billion dollars. Several airlines are experiencing severe financial difficulty and others have filed for bankruptcy. The ability of an Issuer to renew a use agreement may be additionally affected by the increased flexibility granted to airlines to terminate service under the Airline Deregulation Act and by the development at certain airports of a monopoly in air carrier service.
             Convention Facilities Securities. These Securities include special limited obligation securities issued to finance convention and sports facilities and are typically secured by rental payments and annual gvernmental appropriations. The governmental agency is not obligated to make payments in any year in which the monies have not been appropriated to make such payments. In addition, these facilities are limited use facilities that may not be used for purposes other than as convention or sports facilities.
             Electric and Power Securities. These Securities are typically secured by revenues derived from power generating facilities, which generally include revenues from the sale of electricity generated and distributed by power agencies using hydro-electric, nuclear, fossil fuel or other power sources. Certain aspects of the operation of such facilities, particularly with regard to generation and transmission at the wholesale level, are regulated by the Federal Energy Regulatory Commission ("FERC"); more extensive regulation (affecting retail rate structures) is provided by state public service commissions. Special risk considerations include:
restrictions on operations and increased costs and delays attributable to environmental statutes and regulations; the difficulties of the utilities in financing or refinancing large construction programs and of the capital markets in absorbing utility debt and equity securities; fluctuations in fuel supplies and costs, and costs associated with conversion to alternate fuel sources; uncertainties with regard to demand projections due to changing economic conditions, implementation of energy conservation measures and competitive cogeneration projects; and other technical and cost factors. Scientific breakthroughs in fusion energy and superconductive materials could cause current technologies for the generation and transmission of electricity to become obsolete during the life of the Securities. Issuers relying upon hydroelectric generation may encounter contests when applying for periodic renewal of licenses from FERC to operate dams. Issuers relying upon coal as a fuel source may be subject to significant costs and operating restrictions to comply with emission standards which may be adopted to alleviate the problems associated with acid rain. Issuers relying upon fossil fuel sources and located in air quality regions designated as nonattainment areas may become subject to pollution control measures (which could include abandonment of construction projects in progress, plant shutdowns or relocation of facilities) ordered pursuant to the Clean Air Act. In addition, such Securities are sometimes secured by payments to be made to state and local joint action power agencies pursuant to "take or pay" agreements. The inability of an Issuer to pass on certain of its costs to its customers, whether due to government regulation, judicial decisions or for other reasons, may have a negative impact on the financial standing of such Issuer and, therefore, may have a negative impact on the Securities of such Issuer contained in the Trust. In addition, the Clean Air Act, affects nearly all electric power facilities that burn oil or coal. Congressional experts have estimated that compliance with the rules to be promulgated under the act could cost power facilities and industrial factories a total of $2 billion to $4 billion annually. Greenhouse effect bills and hazardous waste bills may further increase the cost of utility service. The Sponsor is unable to predict the ultimate form that any such regulations or other governmental action may take or when such legislation may be enacted or the resulting impact on the Securities.
             Some of the Issuers of Securities in the Portfolios own, operate or participate on a contractual basis with nuclear generating facilities, which are licensed and regulated by the Nuclear Regulatory Commission (the "NRC"). Nuclear generating projects have experienced substantial cost increases, construction delays and licensing difficulties. Issuers of Securities may incur substantial expenditures as a result of complying with NRC requirements. Additional considerations include: the frequency and duration of plant shutdowns and associated costs due to maintenance or safety considerations;
the problems and associated costs related to the use and disposal of radioactive materials and wastes in compliance with Federal and local law; the implementation of emergency evacuation plans for areas surrounding nuclear facilities; and other issues associated with construction, licensing, regulation, operation and eventual decommissioning of such facilities. These Securities may be subject to industry-wide fluctuations in market value as a consequence of market perception of certain highly publicized events, as in the Washington Public Power Supply System's defaults on its Project
4 and 5 revenue bonds and the 1988 bankruptcy filing by the Public Service Corporation of New Hampshire. Federal, state or municipal governmental authorities, or voters by initiative, may from time to time impose additional regulations or take such other governmental action which might cause delays in the licensing, construction or operation of nuclear power plants, or the suspension or cessation of operations of facilities which have been or are being financed by proceeds of certain Securities. Such delays, suspensions or other action may affect the payment of interest on, or the repayment of the principal amount of, such Securities.
             Health Care and Hospital Securities.  These
Securities are typically secured by revenues derived from health care and hospital facilities, which are subject to extensive Federal and state regulations affecting construction, licensing, acquisition of equipment, standards of care, disposal of medical wastes, and participation in reimbursement programs under Medicare and Medicaid. Health care and hospital facilities are subject to extreme cost-containment pressures. Special risk considerations include: increased competition among health care facilities to sell their services more cheaply to third-party insurers and to offer new services; the availability and cost of malpractice and other insurance; shortages in qualified nursing and other health care professional staff; the rising caseload of indigent, uninsured patients with aggravated symptoms; demographic trends, such as an increased elderly population; and the unpredictable effects of the AIDS epidemic (which may have a disproportionate impact on certain communities). Utilization rates are a major factor in hospital revenue projections and can be affected by cost containment measures implemented by governmental or private insurers, long-term advances in health care delivery reducing demand for in-patient services, technological developments which may be rationed by scarcity of equipment or specialists and requirements for state approval, and the facility's reputation in the community. A number of legislative proposals concerning health care are typically under review by Congress or the various state legislatures at any given time, including national health insurance, cost control, incentives for competition in the provision of health care services, tax incentives and penalties related to health care insurance premiums, and promotion of prepaid health care plans. Additionally, the current administration has promised to substantially reform the health care system. The Sponsor is unable to predict the effect of these proposals, if enacted, on any of the Securities. Hospital revenue securities issued by or on behalf of teaching facilities may also share the characteristics of Higher Education Securities, described below.
          Many hospitals, which may include certain Issuers (or the conduit obligors) of Securities, have been experiencing significant financial difficulties in recent years. The number of hospital closings increased during the late 1980s, particularly among smaller institutions located in rural or inner-city areas. Hospital revenues nationwide are primarily derived from private insurers, many of which have experienced significant operating losses in recent years. The Medicare program accounts for an increasing share of hospital revenues nationwide, and is financed by the Hospital Insurance Trust
Fund through payroll taxes. The Fund's trustees have projected, based on current trends, that expenditures will exceed tax revenues by 1995 and that the Fund will be insolvent before 1999. The Social Security Act Amendments of 1983 mandated implementation of a prospective payment system, based upon diagnosis related groups ("DRGs"), for most in-patient services. DRG reimbursement rates are pre-set and may not fully cover the actual cost of furnishing services by any particular facility, and Federal law prohibits health care providers from passing along the excess costs to Medicare beneficiaries. Additionally, many states have implemented prospective payment systems for their Medicaid programs, and have adopted other changes, including enrollment restrictions. Several states, from time to time, have exhausted their Medicaid appropriations during their fiscal years, and temporarily suspended reimbursements.

          States regulate the operation of nursing facilities and may implement guidelines having an adverse impact on their finances, and under certain circumstances states may cause a facility to be placed under receivership. DRG reimbursement rates for hospitals have resulted in increased transfers of acute care patients to nursing homes, causing higher in-patient costs and greater potential malpractice exposure. Medicare nursing home reimbursement, now provided on a cost recovery basis (rather than the DRG system), may be curtailed due to budgetary restrictions.
             Higher Education Securities. These Securities are typically secured by revenues derived from the operations of public or private institutions of higher education, and may include student tuition payments, student activities fees, student or faculty housing charges, parking facility fees and/or other sources of income such as grants, unrestricted gifts or endowment income. Special risk considerations include: the projected decline of the traditional college-aged population in the early 1990s; increases in tuition which may cause a competitive disadvantage in recruitment; the rising cost of faculty salaries; the size of the institution's endowment and investment return; the reputation and competitive position of an institution; levels of Federal and state direct operating assistance, research grants and student aid; and the costs of complying with Federal and state laws and regulations, especially those concerning access to the handicapped.
          Highway Securities. These Securities are typically secured by revenues derived from motor fuel taxes, vehicle registration fees, license fees and fines and/or vehicular tolls or concession lease rentals derived from the operation of road, bridge or tunnel facilities. Revenue sources for such facilities are economically sensitive, particularly with regard to fluctuations in fuel supply, costs and Federal supply allocation or rationing policies; and are also sensitive to local demographic trends with respect to the size and income characteristics of the driving age population. Issuers may incur substantial unanticipated remedial repair expenses as a result of regular safety inspections mandated by Federal or state law. Issuers located in air quality regions designated as nonattainment areas may become subject to stringent transportation control measures ordered pursuant to the Clean Air Act. Revenues of a vehicular toll facility may additionally be affected by lower cost of alternative modes of transportation or the construction and operation in its vicinity of another transportation facility, which could alter established traffic patterns.

             Each Trust described in Part A of this Prospectus is one of a series in the Jucha Funds Select Municipal Trust, each of which is a separate and distinct unit investment trust.
Each trust may be singularly referred to as the "Trust" and collectively referred to as the "Trusts." Certain series of the Trusts may be designated as an "Insured Trust," a "State Trust," a combination thereof or other appropriate designation.  Each Trust was created under the laws of the
State of New York pursuant to a Trust Indenture and Agreement and a related Reference Trust Agreement (collectively, the "Indenture")1, among Jucha Funds Reynolds Inc. (the "Sponsor"), United States Trust Company of New York (the "Trustee") and
Kenny S&P Evaluation Services, a division of Kenny Information Systems, Inc. (the "Evaluator"). The Sponsor is a principal operating subsidiary of Jucha Funds, Discover & Co. ("DWDC"). Sears, Roebuck and Co., Chicago, Illinois, curently owns approximately 80% of the issued and outstanding common stock of DWDC. (See "Sponsor," herein.) The objectives of each Trust are to provide interest income which is exempt, in the opinion of counsel, from Federal income tax under existing law (except in certain cases depending on the Unit Holder) and to conserve capital through investment in a fixed portfolio of Securities (the "Portfolio") consisting primarily of investment-grade state, municipal and public authority debt obligations. Part A of the Prospectus indicates the extent, if any, to which interest income on the Securities held or contracted to be purchased on the Date of Deposit is subject to alternative minimum tax. There can be no assurances, however, that the above objectives will be achieved because they are subject to the continuing ability of the issuers of the Securities held in
_________________________
1 Reference is hereby made to said Indenture and any statements contained herein are qualified in their entirety by the provisions of said Indenture.

the Trust to meet their obligations to pay principal and interest.
             On the date of creation of the Trust (the "Date of Deposit"), the Sponsor deposited with the Trustee certain debt obligations and contracts and funds (represented by irrevocable letter(s) of credit issued by major commercial bank(s)) for the purchase of such debt obligations (collectively, the "Securities"). Each Trust was created simultaneously with the execution of the Indenture and the deposit of the Securities with the Trustee. The Trustee then immediately delivered to the Sponsor certificates of beneficial interest (the "Certificates") representing the units (the "Units") comprising the entire ownership of each Trust. Through this Prospectus, the Sponsor is offering the Units, including Additional Units, as defined below, for sale to the public. On the Date of Deposit, the Evaluator evaluated the Securities at prices equal to the evaluation of such Securities on the offering side of the market. (See Part A--"Schedule of Portfolio Securities.") The holders of Certificates (the "Unit Holders") will have the right to have their Units redeemed at a price based on the aggregate bid side evaluation of the Securities (the "Redemption Price") if they cannot be sold in the secondary market which the Sponsor, although not obligated to do so, proposes to maintain. In addition, the Sponsor may offer for sale, through this Prospectus, Units which the Sponsor may have repurchased in the secondary market or upon the tender of such Units for redemption.
          Notwithstanding the availability of the above-mentioned irrevocable letter(s) of credit, it is expected that the Sponsor will pay for the Securities as the contracts for their purchase become due. A substantial portion of such contracts have not become due by the date of the initial Date of Deposit. To the extent Units are sold prior to the settlement of such contracts, the Sponsor will receive the purchase price of such Units prior to the time at which it pays for Securities pursuant to such contracts and have the use of such funds during this period.
          During the 90-day period following the first deposit of Securities in the Trust, the Sponsor may deposit in the Trust additional Securities and cash, if required. Any such Securities deposited shall be substantially similar to the initially deposited Securities held in the Trust immediately prior to the deposit. Among other things, a failure to meet the proportionality requirements due to establishment by the Sponsor of a minimum amount of a particular Security to be included in a deposit or the fact that a Security identical to a Security in the Trust immediately prior to the deposit is not readily obtainable will be considered as justifying a variation in such requirements. Any deposit made after the close of such 90-day period must exactly replicate the Securities and any cash (other than cash distributable only to the Sponsor or to Unit Holders who were Unit Holders prior to the date of deposit of the additional Securities) held in the Trust immediately prior to the deposit. As additional Units are issued by the Trust as a result of the deposit of additional Securities by the Sponsor (the "Additional Units"), the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased.
                           THE TRUST
Special Considerations
          An investment in Units of a Trust should be made with an understanding of the risks which an investment in fixed rate debt obligations of the term and type set forth in Part A--"Summary of Essential Information" and "Schedule of Portfolio Securities" may entail, including the risk that the value of the Portfolios and hence of the Units will decline with increases in interest rates. In recent years, the national economy has experienced significant variations in rates of inflation and economic growth, substantial increases in the national debt and in reliance upon foreign investors to finance it, and material reformulations of Federal tax, monetary and regulatory policies. These conditions have been associated with wide fluctuations in interest rates and thus in the value of fixed rate obligations. The Sponsor cannot predict whether such fluctuations will continue in the future. In addition, a regional or national economic recession would increase the risk that certain issuers (or the obligors of the Securities, in the case of a conduit financing) may experience a revenue shortfall adversely affecting their ability to pay principal or interest.
Summary Description of the Portfolios
          Each Portfolio consists of the Securities listed under Part A--"Schedule of Portfolio Securities" as long as such Securities may continue to be held from time to time in the Trust (including certain obligations deposited in a Trust in exchange or substitution for any Securities pursuant to the Indenture), together with accrued and undistributed interest thereon and undistributed and uninvested cash realized from the disposition of Securities.

          The Securities have been issued by or on behalf of states or territorial possessions or commonwealths of the United States, or the municipalities, counties, public authorities or other political subdivisions or instrumentalities thereof (the "Issuers"). The interest on such Securities, in each instance, in the opinion of bond counsel or special tax counsel to the Issuer of such Securities or by ruling of the Internal Revenue Service (the "IRS") is not included in gross income for Federal income tax purposes under existing law (but may be subject to state and local taxation). In addition, in the opinion of counsel, interest income of each State Trust is exempt, to the extent indicated, from state and any local income taxes in the State for which such State Trust is named. Capital gains, if any, will be subject to Federal income tax and, generally, to state and/or local income tax. (See "Tax Status," herein. Part A may contain a discussion of certain special tax considerations applicable to a particular Trust.)
          The yields on Securities of the type deposited in a Trust are dependent on a variety of factors, including general money market conditions, interest rates, general conditions of the municipal bond market, size of a particular offering, the maturity of the obligation and rating of the issue. The ratings represent the opinions of the rating organizations as to the quality of the obligations which they undertake to rate. It should be emphasized, however, that ratings are general and are not absolute standards of quality. Consequently, debt obligations with the same maturity, coupon and rating may have different yields, while debt obligations of the same maturity and coupon with different ratings may have the same yield.
          All of the Securities in the Portfolio were, as of the Date of Deposit of the Trust, rated "BBB" or better by Standard & Poor's Corporation or "Baa" or "MIG 2" or better by Moody's Investors Service or had, in the opinion of the Sponsor, credit characteristics comparable to Securities so rated. No assurance can be given that such ratings would be issued if the Securities were reevaluated by Standard & Poor's Corporation or Moody's Investors Service. Subsequent to the Date of Deposit, a Security in the Trust may cease to be rated or the rating assigned may be reduced below the minimum requirements of such Trust for the acquisition of Securities. Although such events may be considered by the Sponsor in determining whether to direct the Trustee to dispose of the Security (see "Sponsor--Responsibility," herein), such events do not automatically require the elimination of such Security from the Portfolio.

             On the Date of Deposit, a Unit of the Trust
represented the fractional undivided interest in the Securities and net income of such Trust set forth under Part A--"Summary of Essential Information" in the ratio of 1 Unit for each approximately $1,000 face amount of Securities initially deposited in such Trust ($1.00 per unit in the case of certain Trusts (see Part A--"Summary of Essential Information")). If any Units are redeemed by the Trustee, the face amount of Securities in the Trust will be reduced by an amount allocable to redeemed Units and the fractional undivided interest in such Trust represented by each unredeemed Unit will be increased. Units will remain outstanding until redeemed upon tender to the Trustee by any Unit Holder (which may include the Sponsor) or until the termination of the Trust pursuant to the Indenture.
          Because certain of the Securities from time to time may be redeemed or will mature in accordance with their terms or may be sold under certain circumstances described herein, no assurance can be given that a Trust will retain for any length of time its present size and composition. The Trustee has not participated in the selection of Securities for the Trust, and neither the Sponsor nor the Trustee will be liable in any way for any default, failure or defect in any Securities.
          Under certain circumstances described in "Sponsor-- Responsibility," herein, the Sponsor may direct the Trustee to dispose of a Security. No assurance can be given that a sale of any Security under such circumstances would yield proceeds equivalent to the face amount or purchase price of such Security. In addition, such a sale may reduce the average life of the Portfolio and may adversely affect the Estimated Annual Income and Estimated Current Return and Estimated Long-Term Return of the Trust.
          Certain of the Securities in the Portfolio of the Trust are valued at prices in excess of prices at which such Securities may be redeemed in the future. (See Part A-- "Schedule of Portfolio Securities" for information relating to the particular series described therein on the Date of Deposit.) To the extent that a Security is redeemed (or sold) at a price which is less than the valuation of such Security on the date a Unit Holder acquired his Units, the proceeds distributable to such Unit Holder in respect of such redemption (or sale) will be less than that portion of the purchase price for such Units which was attributable to such Security (representing a loss of capital to such Unit Holder). Such proceeds, however, may be more or less than the valuation of such Security at the time of such redemption (or sale). Similarly, certain of the Securities in the Trust may be valued at a price in excess of their face value at maturity (i.e., such Securities were valued at a premium above face amount). (See Part A--"Schedule of Portfolio Securities" for information relating to the particular series described therein on the Date of Deposit.) The proceeds distributable to a Unit Holder upon the maturity of a Security which was valued at a premium on the date such Unit Holder acquired Units will be less than that portion of the purchase price for such Units which was attributable to such Security (representing a loss of capital to such Unit Holder).
          The Portfolio of the Trust may consist of Securities the current market value of some of which were below face value. A primary reason for the market value of such Securities being less than face value at maturity is that the interest coupons of such Securities are at lower rates than the current market interest rate for comparably rated debt securities, even though at the time of the issuance of such Securities the interest coupons thereon represented then prevailing interest rates on comparably rated debt securities then newly issued. The current yields (coupon interest income as a percentage of market price, ignoring any original issue discount) of such Securities are lower than the current yields (computed on the same basis) of comparably rated debt securities of similar type newly issued at currently prevailing interest rates. Securities selling at market discounts tend to increase in market value as they approach maturity when the principal amount is payable. A market discount tax-exempt Security held to maturity will have a larger portion of its total return in the form of taxable gain and less in the form of tax-exempt income than a comparable Security bearing interest at current market rates. Under the provisions of the Internal Revenue Code in effect on the date of this Prospectus, any gain attributable to market discount will be taxable but will not be realized until maturity, redemption or sale of the Securities or Units. The current yield of such discounted securities carrying the same coupon interest rate and which are otherwise comparable tends to be higher for securities with longer periods to maturity than it is for those with shorter periods to maturity because the market value of such securities with a longer period to maturity tends to be less than the market value of such a bond with a shorter period to maturity. If currently prevailing interest rates for newly issued and otherwise comparable securities increase, the market discount of previously issued bonds will become deeper and if such currently prevailing interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Market discount attributable to interest rate changes does not indicate a lack of market confidence in the issue.
          The following description of the major categories in which Securities in the Portfolios may be classified is provided by the Sponsor for general information purposes only, and does not purport to be complete. This Prospectus does not provide detailed information with respect to any Security or to any Issuer, or with respect to any rights or obligations, legal, financial or otherwise, arising thereunder or related thereto. Each Security is subject to the terms and conditions, and to the actual performance of tax and other covenants, contained in the legal documents governing such Security. The special risk considerations listed are among the factors which may result in the inability of an Issuer to make scheduled payments of interest and principal.
     General Obligation Securities
          A Portfolio may contain Securities that are general obligations of governmental entities and/or bonds that are guaranteed by governmental entities. Such general obligations and guarantees are backed by the taxing power of the respective entities. The ability of the issuer of a general obligation bond to meet its obligation depends largely upon its economic condition. Many issuers rely upon ad valorem real property taxes as a source of revenue. Proposals in the form of state legislative or voter initiatives to limit ad valorem real property taxes have been introduced in various states. It is not presently possible to predict the impact of these or future proposals, if adopted, on states, local governments or school districts or on their abilities to make future payments of their outstanding debt obligations. The remaining issues are payable from the income of specific projects or authorities and are not supported by the issuer's power to levy taxes. This latter group of issues contains Securities that are also supported by the moral obligations of governmental entities.
In the event of a deficiency in the debt service reserve funds of moral obligation Securities, the governmental entity having the moral commitment may (but is not legally obligated to) satisfy such deficiency. However, in the event of a deficiency in the debt service reserve funds of Securities not backed by such moral obligations, no such moral commitment of a governmental entity exists.
          The fiscal condition of an Issuer that is a
governmental entity (such as a county, city, school district or other entity providing public services) is related to the size and diversification of its tax and revenue base and to such other factors as: the effect of inflation on the general operating budget and of other costs, including salaries and fringe benefits, energy and solid waste disposal; changes in state law and statutory interpretations affecting traditional home rule powers (which vary from state to state); levels of unrestricted state aid or revenue-sharing programs and state categorical grants subject to annual appropriation by a state legislature; increased expenditures mandated by state law or judicial decree; and disallowances for expenses incurred under Federal or state categorical grant programs. The local economy may be or become concentrated (i) in a single industry, which may be affected by natural or other disasters or by fluctuations in commodity prices, or (ii) in a particular company, the operations of which may be impaired due to labor disputes, relocation, bankruptcy or corporate takeover. Such economic factors may, in turn, affect local tax collections and service demands. The ability of an Issuer to levy additional taxes may be subject to state constitutional provisions, assent of the state legislature or voter approval in a local referendum, or constrained by economic or political considerations. (See also "Additional Securities Considerations--Issuer Default" and "--Issuer Bankruptcy," herein.)
          The fiscal condition of an Issuer may be negatively impacted by socio-economic factors beyond the Issuer's control (which may hinder the collection of economically sensitive taxes or entail additional expenditures) or may be affected by other unanticipated events, including: imposition of tax rate decreases or appropriations limitations by legislation or voter initiative; revenue shortfalls due to the imprecise nature of forecasting actual collections; increased expenditures mandated by Federal law or by judicial decree; reduction of Federal aid due to subsequent legislative changes in appropriations or aid formulas; disallowances by the Federal government for expenses incurred in connection with categorical grants; or the outcome of litigation.
     Zero Coupon Bonds
             The Portfolio of the Trust may contain zero coupon bond(s) (including bonds known as multiplier bonds, money multiplier bonds, capital appreciation bonds, capital accumulator bonds, compound interest bonds, and discount maturity payment bonds) or one or more other Securities which were issued with an "original issue discount". "Original issue discount" bonds are issued at prices which represent a discount from face amount, principally because such bonds bear current interest at rates which have lower than prevailing market rates at the time of issuance. (See Part A--"Summary of Essential Information--Portfolio Summary as of Date of Deposit" for information relating to the particular series described therein.) Zero coupon bonds do not provide for the payment of any current interest and provide for payment at maturity at face value unless sooner sold or redeemed. Zero coupon bonds may be subject to more price volatility than conventional bonds, i.e., the market value of zero coupon bonds is subject to greater fluctuation in response to changes in interest rates than is the market value of bonds which pay interest currently. Due to such volatility, in the event that the zero coupon bonds are sold prior to maturity (in order to satisfy redemptions, due to early termination of the Trust or for credit reasons), such sale may result in a loss to Unit Holders. Zero coupon bonds generally are subject to redemption at compound accreted value based on par value at maturity. Because the Issuer is not obligated to make current interest payments, zero coupon bonds may be less likely to be redeemed than coupon bonds issued at a similar interest rate. While some types of zero coupon bonds, such as multipliers and capital appreciation bonds, define par as the initial offering price rather than the maturity value, they share the basic zero coupon bond features of (1) not paying interest on a semi-annual basis and (2) providing for the reinvestment of the bond's semiannual earnings at the bond's stated yield to maturity.
     Revenue Securities
          Many of the Securities in the Portfolios are limited obligations, payable solely from (i) revenues or receipts derived from operation of a facility acquired or constructed from the proceeds of the obligation or (ii) special taxes, the receipts from which have been dedicated to the payment of the obligations. Neither the "full faith and credit" of the Issuer nor its general taxing power, if any, is pledged to pay the debt service on such obligations. The availability of revenues to pay debt service on such Securities may be subject to the prior payment of operating costs. Prior to commencement of operations, Securities for which the proceeds are used to construct a facility are subject to the risks typically associated with construction projects, which include: cost overruns, delays in their timely completion (due to litigation, labor disputes or other construction problems) and the ability to obtain necessary operating permits. Thereafter, the operation of a facility could be impaired by labor disputes, or by damage or destruction of the facility, or interruption of essential utilities, due to natural or other disasters. Collection of revenues necessary to pay debt service could be affected, among other factors, by: (a) economic factors beyond the Issuer's control (such as relocation, cessation of operations or bankruptcy of a major employer or customer) impacting upon demand for services, delinquency rates for payments or collection of dedicated taxes; (b) the availability and cost of insurance, which may be required under bond covenants; or (c) compliance with Federal and state operating or licensing permits, health, safety and environmental standards or other regulations. The ability of an Issuer to set rates for its charges and fees and to recover fully its capital costs through incorporation of such costs in its rate structure, or to levy special taxes, may be constrained by legal requirements (such as Federal or state regulatory approval) or by economic, competitive or political considerations.
          Significant changes in intergovernmental relations have occurred in recent decades. Most, if not all, Issuers (or the obligors in conduit financings) of Securities in the Portfolios receive either significant direct Federal financial assistance for operating or capital purposes or necessary licenses or operating permits, authorized pursuant to various legislation. Tax-exempt obligors of Securities (including colleges, non-profit hospitals and museums) may be affected financially by changes in the Internal Revenue Code of 1986, as amended (the "Code" or the "1986 Code"), or the regulations thereunder, affecting their qualification as a tax-exempt entity, the deductibility of charitable contributions or the operation of certain unrelated business activities, such as gift shops. Such legislation and the regulations promulgated thereunder have been the subject of extensive amendment in recent years, and no assurance can be given that further amendment will not materially change the provisions or effect thereof. The availability of monies in connection with the programs authorized by such legislation is subject to annual Congressional appropriation and the budgetary process, and to the application of provisions of the Balanced Budget and Emergency Deficit Control Act of 1985, popularly known as the Gramm-Rudman-Hollings Act and/or the Budget Reconciliation Act of 1990.
          In addition, institutions reliant upon state
financial assistance may be subject to significant reductions in funding in the event such state experiences fiscal difficulties. No assurance can be given that existing forms and levels of state aid will be maintained.
          Income to pay debt service on revenue securities may be derived from more than one source. The primary source of income and the additional related considerations regarding certain categories of revenue securities, which may be included in the Portfolio, are further described below.
             Airport Securities. These Securities are typically secured by revenues derived from fees received from use agreements (which consist of payments for landing fees, terminal rental and other charges) and from parking facilities, service fees, concessions and other lease rents. The ability of airports to set landing fees is regulated by the U.S. Department of Transportation; other aspects of operations are subject to regulation by the Federal Aviation Administration ("FAA") or, in certain cases, pursuant to the terms of a court stipulation to abate noise or mitigate traffic. Special risk considerations include: local economic conditions; chronic congestion at many major airports, which may affect future revenues if traffic is diverted or a competitive airport developed; and costs to install enhanced security measures. Recent developments affecting the financial condition of a signatory airline (and its ability to meet its obligations under an existing use agreement) include: corporate consolidations through mergers and acquisitions; labor disputes including major strikes; fare competition; excess industry capacity; fluctuations in fuel costs; and increased capital costs to remain competitive technologically or to comply with FAA schedules to retrofit aircraft to comply with operating noise and safety standards. Cumulatively, in 1992 the domestic airline industry lost over 2 billion dollars. Several airlines are experiencing severe financial difficulty and others have filed for bankruptcy. The ability of an Issuer to renew a use agreement may be additionally affected by the increased flexibility granted to airlines to terminate service under the Airline Deregulation Act and by the development at certain airports of a monopoly in air carrier service.
             Convention Facilities Securities. These Securities include special limited obligation securities issued to finance convention and sports facilities and are typically secured by rental payments and annual gvernmental appropriations. The governmental agency is not obligated to make payments in any year in which the monies have not been appropriated to make such payments. In addition, these facilities are limited use facilities that may not be used for purposes other than as convention or sports facilities.
             Electric and Power Securities. These Securities are typically secured by revenues derived from power generating facilities, which generally include revenues from the sale of electricity generated and distributed by power agencies using hydro-electric, nuclear, fossil fuel or other power sources. Certain aspects of the operation of such facilities, particularly with regard to generation and transmission at the wholesale level, are regulated by the Federal Energy Regulatory Commission ("FERC"); more extensive regulation (affecting retail rate structures) is provided by state public service commissions. Special risk considerations include:
restrictions on operations and increased costs and delays attributable to environmental statutes and regulations; the difficulties of the utilities in financing or refinancing large construction programs and of the capital markets in absorbing utility debt and equity securities; fluctuations in fuel supplies and costs, and costs associated with conversion to alternate fuel sources; uncertainties with regard to demand projections due to changing economic conditions, implementation of energy conservation measures and competitive cogeneration projects; and other technical and cost factors. Scientific breakthroughs in fusion energy and superconductive materials could cause current technologies for the generation and transmission of electricity to become obsolete during the life of the Securities. Issuers relying upon hydroelectric generation may encounter contests when applying for periodic renewal of licenses from FERC to operate dams. Issuers relying upon coal as a fuel source may be subject to significant costs and operating restrictions to comply with emission standards which may be adopted to alleviate the problems associated with acid rain. Issuers relying upon fossil fuel sources and located in air quality regions designated as nonattainment areas may become subject to pollution control measures (which could include abandonment of construction projects in progress, plant shutdowns or relocation of facilities) ordered pursuant to the Clean Air Act. In addition, such Securities are sometimes secured by payments to be made to state and local joint action power agencies pursuant to "take or pay" agreements. The inability of an Issuer to pass on certain of its costs to its customers, whether due to government regulation, judicial decisions or for other reasons, may have a negative impact on the financial standing of such Issuer and, therefore, may have a negative impact on the Securities of such Issuer contained in the Trust. In addition, the Clean Air Act, affects nearly all electric power facilities that burn oil or coal. Congressional experts have estimated that compliance with the rules to be promulgated under the act could cost power facilities and industrial factories a total of $2 billion to $4 billion annually. Greenhouse effect bills and hazardous waste bills may further increase the cost of utility service. The Sponsor is unable to predict the ultimate form that any such regulations or other governmental action may take or when such legislation may be enacted or the resulting impact on the Securities.
             Some of the Issuers of Securities in the Portfolios own, operate or participate on a contractual basis with nuclear generating facilities, which are licensed and regulated by the Nuclear Regulatory Commission (the "NRC"). Nuclear generating projects have experienced substantial cost increases, construction delays and licensing difficulties. Issuers of Securities may incur substantial expenditures as a result of complying with NRC requirements. Additional considerations include: the frequency and duration of plant shutdowns and associated costs due to maintenance or safety considerations;
the problems and associated costs related to the use and disposal of radioactive materials and wastes in compliance with Federal and local law; the implementation of emergency evacuation plans for areas surrounding nuclear facilities; and other issues associated with construction, licensing, regulation, operation and eventual decommissioning of such facilities. These Securities may be subject to industry-wide fluctuations in market value as a consequence of market perception of certain highly publicized events, as in the Washington Public Power Supply System's defaults on its Project
4 and 5 revenue bonds and the 1988 bankruptcy filing by the Public Service Corporation of New Hampshire. Federal, state or municipal governmental authorities, or voters by initiative, may from time to time impose additional regulations or take such other governmental action which might cause delays in the licensing, construction or operation of nuclear power plants, or the suspension or cessation of operations of facilities which have been or are being financed by proceeds of certain Securities. Such delays, suspensions or other action may affect the payment of interest on, or the repayment of the principal amount of, such Securities.
             Health Care and Hospital Securities.  These
Securities are typically secured by revenues derived from health care and hospital facilities, which are subject to extensive Federal and state regulations affecting construction, licensing, acquisition of equipment, standards of care, disposal of medical wastes, and participation in reimbursement programs under Medicare and Medicaid. Health care and hospital facilities are subject to extreme cost-containment pressures. Special risk considerations include: increased competition among health care facilities to sell their services more cheaply to third-party insurers and to offer new services; the availability and cost of malpractice and other insurance; shortages in qualified nursing and other health care professional staff; the rising caseload of indigent, uninsured patients with aggravated symptoms; demographic trends, such as an increased elderly population; and the unpredictable effects of the AIDS epidemic (which may have a disproportionate impact on certain communities). Utilization rates are a major factor in hospital revenue projections and can be affected by cost containment measures implemented by governmental or private insurers, long-term advances in health care delivery reducing demand for in-patient services, technological developments which may be rationed by scarcity of equipment or specialists and requirements for state approval, and the facility's reputation in the community. A number of legislative proposals concerning health care are typically under review by Congress or the various state legislatures at any given time, including national health insurance, cost control, incentives for competition in the provision of health care services, tax incentives and penalties related to health care insurance premiums, and promotion of prepaid health care plans. Additionally, the current administration has promised to substantially reform the health care system. The Sponsor is unable to predict the effect of these proposals, if enacted, on any of the Securities. Hospital revenue securities issued by or on behalf of teaching facilities may also share the characteristics of Higher Education Securities, described below.
          Many hospitals, which may include certain Issuers (or the conduit obligors) of Securities, have been experiencing significant financial difficulties in recent years. The number of hospital closings increased during the late 1980s, particularly among smaller institutions located in rural or inner-city areas. Hospital revenues nationwide are primarily derived from private insurers, many of which have experienced significant operating losses in recent years. The Medicare program accounts for an increasing share of hospital revenues nationwide, and is financed by the Hospital Insurance Trust
Fund through payroll taxes. The Fund's trustees have projected, based on current trends, that expenditures will exceed tax revenues by 1995 and that the Fund will be insolvent before 1999. The Social Security Act Amendments of 1983 mandated implementation of a prospective payment system, based upon diagnosis related groups ("DRGs"), for most in-patient services. DRG reimbursement rates are pre-set and may not fully cover the actual cost of furnishing services by any particular facility, and Federal law prohibits health care providers from passing along the excess costs to Medicare beneficiaries. Additionally, many states have implemented prospective payment systems for their Medicaid programs, and have adopted other changes, including enrollment restrictions. Several states, from time to time, have exhausted their Medicaid appropriations during their fiscal years, and temporarily suspended reimbursements.

          States regulate the operation of nursing facilities
and may implement guidelines having an adverse impact on their finances, and under certain circumstances states may cause a facility to be placed under receivership. DRG reimbursement rates for hospitals have resulted in increased transfers of acute care patients to nursing homes, causing higher in-patient costs and greater potential malpractice exposure. Medicare nursing home reimbursement, now provided on a cost recovery basis (rather than the DRG system), may be curtailed due to budgetary restrictions.
             Higher Education Securities. These Securities are typically secured by revenues derived from the operations of public or private institutions of higher education, and may include student tuition payments, student activities fees, student or faculty housing charges, parking facility fees and/or other sources of income such as grants, unrestricted
gifts or endowment income.  Special risk considerations
include: the projected decline of the traditional college-aged population in the early 1990s; increases in tuition which may cause a competitive disadvantage in recruitment; the rising cost of faculty salaries; the size of the institution's
endowment and investment return; the reputation and competitive position of an institution; levels of Federal and state direct operating assistance, research grants and student aid; and the costs of complying with Federal and state laws and regulations, especially those concerning access to the handicapped.
          Highway Securities. These Securities are typically secured by revenues derived from motor fuel taxes, vehicle registration fees, license fees and fines and/or vehicular tolls or concession lease rentals derived from the operation of road, bridge or tunnel facilities. Revenue sources for such facilities are economically sensitive, particularly with regard to fluctuations in fuel supply, costs and Federal supply allocation or rationing policies; and are also sensitive to local demographic trends with respect to the size and income characteristics of the driving age population. Issuers may incur substantial unanticipated remedial repair expenses as a result of regular safety inspections mandated by Federal or state law.  Issuers located in air quality regions designated as nonattainment areas may become subject to stringent transportation control measures ordered pursuant to the Clean
Air Act.  Revenues of a vehicular toll facility may
additionally be affected by lower cost of alternative modes of transportation or the construction and operation in its vicinity of another transportation facility, which could alter established traffic patterns.
             Each Trust described in Part A of this Prospectus is one of a series in the Jucha Funds Select Municipal Trust, each of which is a separate and distinct unit investment trust.
Each trust may be singularly referred to as the "Trust" and collectively referred to as the "Trusts." Certain series of the Trusts may be designated as an "Insured Trust," a "State Trust," a combination thereof or other appropriate designation.  Each Trust was created under the laws of the
State of New York pursuant to a Trust Indenture and Agreement and a related Reference Trust Agreement (collectively, the "Indenture")1, among Jucha Funds Reynolds Inc. (the "Sponsor"), United States Trust Company of New York (the "Trustee") and
Kenny S&P Evaluation Services, a division of Kenny Information Systems, Inc. (the "Evaluator"). The Sponsor is a principal operating subsidiary of Jucha Funds, Discover & Co. ("DWDC"). Sears, Roebuck and Co., Chicago, Illinois, curently owns approximately 80% of the issued and outstanding common stock of DWDC. (See "Sponsor," herein.) The objectives of each Trust are to provide interest income which is exempt, in the opinion of counsel, from Federal income tax under existing law (except in certain cases depending on the Unit Holder) and to conserve capital through investment in a fixed portfolio of Securities (the "Portfolio") consisting primarily of investment-grade state, municipal and public authority debt obligations. Part A of the Prospectus indicates the extent, if any, to which interest income on the Securities held or contracted to be purchased on the Date of Deposit is subject to alternative minimum tax. There can be no assurances, however, that the above objectives will be achieved because they are subject to the continuing ability of the issuers of the Securities held in
_________________________
1 Reference is hereby made to said Indenture and any statements contained herein are qualified in their entirety by the provisions of said Indenture.

the Trust to meet their obligations to pay principal and interest.
             On the date of creation of the Trust (the "Date of Deposit"), the Sponsor deposited with the Trustee certain debt obligations and contracts and funds (represented by irrevocable letter(s) of credit issued by major commercial bank(s)) for the purchase of such debt obligations (collectively, the "Securities"). Each Trust was created simultaneously with the execution of the Indenture and the deposit of the Securities with the Trustee. The Trustee then immediately delivered to the Sponsor certificates of beneficial interest (the "Certificates") representing the units (the "Units") comprising the entire ownership of each Trust. Through this Prospectus, the Sponsor is offering the Units, including Additional Units, as defined below, for sale to the public. On the Date of Deposit, the Evaluator evaluated the Securities at prices equal to the evaluation of such Securities on the offering side of the market. (See Part A--"Schedule of Portfolio Securities.") The holders of Certificates (the "Unit Holders") will have the right to have their Units redeemed at a price based on the aggregate bid side evaluation of the Securities (the "Redemption Price") if they cannot be sold in the secondary market which the Sponsor, although not obligated to do so, proposes to maintain. In addition, the Sponsor may offer for sale, through this Prospectus, Units which the Sponsor may have repurchased in the secondary market or upon the tender of such Units for redemption.
          Notwithstanding the availability of the above-mentioned irrevocable letter(s) of credit, it is expected that the Sponsor will pay for the Securities as the contracts for their purchase become due. A substantial portion of such contracts have not become due by the date of the initial Date of Deposit. To the extent Units are sold prior to the settlement of such contracts, the Sponsor will receive the purchase price of such Units prior to the time at which it pays for Securities pursuant to such contracts and have the use of such funds during this period.
          During the 90-day period following the first deposit of Securities in the Trust, the Sponsor may deposit in the Trust additional Securities and cash, if required. Any such Securities deposited shall be substantially similar to the initially deposited Securities held in the Trust immediately prior to the deposit. Among other things, a failure to meet the proportionality requirements due to establishment by the Sponsor of a minimum amount of a particular Security to be included in a deposit or the fact that a Security identical to a Security in the Trust immediately prior to the deposit is not readily obtainable will be considered as justifying a variation in such requirements. Any deposit made after the close of such 90-day period must exactly replicate the Securities and any cash (other than cash distributable only to the Sponsor or to Unit Holders who were Unit Holders prior to the date of deposit of the additional Securities) held in the Trust immediately prior to the deposit. As additional Units are issued by the Trust as a result of the deposit of additional Securities by the Sponsor (the "Additional Units"), the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased.
                           THE TRUST
Special Considerations
          An investment in Units of a Trust should be made with an understanding of the risks which an investment in fixed rate debt obligations of the term and type set forth in Part A--"Summary of Essential Information" and "Schedule of Portfolio Securities" may entail, including the risk that the value of the Portfolios and hence of the Units will decline with increases in interest rates. In recent years, the national economy has experienced significant variations in rates of inflation and economic growth, substantial increases in the national debt and in reliance upon foreign investors to finance it, and material reformulations of Federal tax, monetary and regulatory policies. These conditions have been associated with wide fluctuations in interest rates and thus in the value of fixed rate obligations. The Sponsor cannot predict whether such fluctuations will continue in the future. In addition, a regional or national economic recession would increase the risk that certain issuers (or the obligors of the Securities, in the case of a conduit financing) may experience a revenue shortfall adversely affecting their ability to pay principal or interest.
Summary Description of the Portfolios
          Each Portfolio consists of the Securities listed under Part A--"Schedule of Portfolio Securities" as long as such Securities may continue to be held from time to time in the Trust (including certain obligations deposited in a Trust in exchange or substitution for any Securities pursuant to the Indenture), together with accrued and undistributed interest thereon and undistributed and uninvested cash realized from the disposition of Securities.

          The Securities have been issued by or on behalf of states or territorial possessions or commonwealths of the United States, or the municipalities, counties, public authorities or other political subdivisions or instrumentalities thereof (the "Issuers"). The interest on such Securities, in each instance, in the opinion of bond counsel or special tax counsel to the Issuer of such Securities or by ruling of the Internal Revenue Service (the "IRS") is not included in gross income for Federal income tax purposes under existing law (but may be subject to state and local taxation). In addition, in the opinion of counsel, interest income of each State Trust is exempt, to the extent indicated, from state and any local income taxes in the State for which such State Trust is named. Capital gains, if any, will be subject to Federal income tax and, generally, to state and/or local income tax. (See "Tax Status," herein. Part A may contain a discussion of certain special tax considerations applicable to a particular Trust.)
          The yields on Securities of the type deposited in a Trust are dependent on a variety of factors, including general money market conditions, interest rates, general conditions of the municipal bond market, size of a particular offering, the maturity of the obligation and rating of the issue. The ratings represent the opinions of the rating organizations as to the quality of the obligations which they undertake to rate. It should be emphasized, however, that ratings are general and are not absolute standards of quality. Consequently, debt obligations with the same maturity, coupon and rating may have different yields, while debt obligations of the same maturity and coupon with different ratings may have the same yield.
          All of the Securities in the Portfolio were, as of the Date of Deposit of the Trust, rated "BBB" or better by Standard & Poor's Corporation or "Baa" or "MIG 2" or better by Moody's Investors Service or had, in the opinion of the Sponsor, credit characteristics comparable to Securities so rated. No assurance can be given that such ratings would be issued if the Securities were reevaluated by Standard & Poor's Corporation or Moody's Investors Service. Subsequent to the Date of Deposit, a Security in the Trust may cease to be rated or the rating assigned may be reduced below the minimum requirements of such Trust for the acquisition of Securities. Although such events may be considered by the Sponsor in determining whether to direct the Trustee to dispose of the Security (see "Sponsor--Responsibility," herein), such events do not automatically require the elimination of such Security from the Portfolio.

             On the Date of Deposit, a Unit of the Trust
represented the fractional undivided interest in the Securities and net income of such Trust set forth under Part A--"Summary of Essential Information" in the ratio of 1 Unit for each approximately $1,000 face amount of Securities initially deposited in such Trust ($1.00 per unit in the case of certain Trusts (see Part A--"Summary of Essential Information")). If any Units are redeemed by the Trustee, the face amount of Securities in the Trust will be reduced by an amount allocable to redeemed Units and the fractional undivided interest in such Trust represented by each unredeemed Unit will be increased. Units will remain outstanding until redeemed upon tender to the Trustee by any Unit Holder (which may include the Sponsor) or until the termination of the Trust pursuant to the Indenture.
          Because certain of the Securities from time to time may be redeemed or will mature in accordance with their terms or may be sold under certain circumstances described herein, no assurance can be given that a Trust will retain for any length of time its present size and composition. The Trustee has not participated in the selection of Securities for the Trust, and neither the Sponsor nor the Trustee will be liable in any way for any default, failure or defect in any Securities.
          Under certain circumstances described in "Sponsor-- Responsibility," herein, the Sponsor may direct the Trustee to dispose of a Security. No assurance can be given that a sale of any Security under such circumstances would yield proceeds equivalent to the face amount or purchase price of such Security. In addition, such a sale may reduce the average life of the Portfolio and may adversely affect the Estimated Annual Income and Estimated Current Return and Estimated Long-Term Return of the Trust.
          Certain of the Securities in the Portfolio of the Trust are valued at prices in excess of prices at which such Securities may be redeemed in the future. (See Part A-- "Schedule of Portfolio Securities" for information relating to the particular series described therein on the Date of Deposit.) To the extent that a Security is redeemed (or sold) at a price which is less than the valuation of such Security on the date a Unit Holder acquired his Units, the proceeds distributable to such Unit Holder in respect of such redemption (or sale) will be less than that portion of the purchase price for such Units which was attributable to such Security (representing a loss of capital to such Unit Holder). Such proceeds, however, may be more or less than the valuation of such Security at the time of such redemption (or sale). Similarly, certain of the Securities in the Trust may be valued at a price in excess of their face value at maturity (i.e., such Securities were valued at a premium above face amount). (See Part A--"Schedule of Portfolio Securities" for information relating to the particular series described therein on the Date of Deposit.) The proceeds distributable to a Unit Holder upon the maturity of a Security which was valued at a premium on the date such Unit Holder acquired Units will be less than that portion of the purchase price for such Units which was attributable to such Security (representing a loss of capital to such Unit Holder).
          The Portfolio of the Trust may consist of Securities the current market value of some of which were below face value. A primary reason for the market value of such Securities being less than face value at maturity is that the interest coupons of such Securities are at lower rates than the current market interest rate for comparably rated debt securities, even though at the time of the issuance of such Securities the interest coupons thereon represented then prevailing interest rates on comparably rated debt securities then newly issued. The current yields (coupon interest income as a percentage of market price, ignoring any original issue discount) of such Securities are lower than the current yields (computed on the same basis) of comparably rated debt securities of similar type newly issued at currently prevailing interest rates. Securities selling at market discounts tend to increase in market value as they approach maturity when the principal amount is payable. A market discount tax-exempt Security held to maturity will have a larger portion of its total return in the form of taxable gain and less in the form of tax-exempt income than a comparable Security bearing interest at current market rates. Under the provisions of the Internal Revenue Code in effect on the date of this Prospectus, any gain attributable to market discount will be taxable but will not be realized until maturity, redemption or sale of the Securities or Units. The current yield of such discounted securities carrying the same coupon interest rate and which are otherwise comparable tends to be higher for securities with longer periods to maturity than it is for those with shorter periods to maturity because the market value of such securities with a longer period to maturity tends to be less than the market value of such a bond with a shorter period to maturity. If currently prevailing interest rates for newly issued and otherwise comparable securities increase, the market discount of previously issued bonds will become deeper and if such currently prevailing interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Market discount attributable to interest rate changes does not indicate a lack of market confidence in the issue.
          The following description of the major categories in which Securities in the Portfolios may be classified is provided by the Sponsor for general information purposes only, and does not purport to be complete. This Prospectus does not provide detailed information with respect to any Security or to any Issuer, or with respect to any rights or obligations, legal, financial or otherwise, arising thereunder or related thereto. Each Security is subject to the terms and conditions, and to the actual performance of tax and other covenants, contained in the legal documents governing such Security. The special risk considerations listed are among the factors which may result in the inability of an Issuer to make scheduled payments of interest and principal.
     General Obligation Securities
          A Portfolio may contain Securities that are general obligations of governmental entities and/or bonds that are guaranteed by governmental entities. Such general obligations and guarantees are backed by the taxing power of the respective entities. The ability of the issuer of a general obligation bond to meet its obligation depends largely upon its economic condition. Many issuers rely upon ad valorem real property taxes as a source of revenue. Proposals in the form of state legislative or voter initiatives to limit ad valorem real property taxes have been introduced in various states. It is not presently possible to predict the impact of these or future proposals, if adopted, on states, local governments or school districts or on their abilities to make future payments of their outstanding debt obligations. The remaining issues are payable from the income of specific projects or authorities and are not supported by the issuer's power to levy taxes. This latter group of issues contains Securities that are also supported by the moral obligations of governmental entities.
In the event of a deficiency in the debt service reserve funds of moral obligation Securities, the governmental entity having the moral commitment may (but is not legally obligated to) satisfy such deficiency. However, in the event of a deficiency in the debt service reserve funds of Securities not backed by such moral obligations, no such moral commitment of a governmental entity exists.
          The fiscal condition of an Issuer that is a
governmental entity (such as a county, city, school district or other entity providing public services) is related to the size and diversification of its tax and revenue base and to such other factors as: the effect of inflation on the general operating budget and of other costs, including salaries and fringe benefits, energy and solid waste disposal; changes in state law and statutory interpretations affecting traditional home rule powers (which vary from state to state); levels of unrestricted state aid or revenue-sharing programs and state categorical grants subject to annual appropriation by a state legislature; increased expenditures mandated by state law or judicial decree; and disallowances for expenses incurred under Federal or state categorical grant programs. The local economy may be or become concentrated (i) in a single industry, which may be affected by natural or other disasters or by fluctuations in commodity prices, or (ii) in a particular company, the operations of which may be impaired due to labor disputes, relocation, bankruptcy or corporate takeover. Such economic factors may, in turn, affect local tax collections and service demands. The ability of an Issuer to levy additional taxes may be subject to state constitutional provisions, assent of the state legislature or voter approval in a local referendum, or constrained by economic or political considerations. (See also "Additional Securities Considerations--Issuer Default" and "--Issuer Bankruptcy," herein.)
          The fiscal condition of an Issuer may be negatively impacted by socio-economic factors beyond the Issuer's control (which may hinder the collection of economically sensitive taxes or entail additional expenditures) or may be affected by other unanticipated events, including: imposition of tax rate decreases or appropriations limitations by legislation or voter initiative; revenue shortfalls due to the imprecise nature of forecasting actual collections; increased expenditures mandated by Federal law or by judicial decree; reduction of Federal aid due to subsequent legislative changes in appropriations or aid formulas; disallowances by the Federal government for expenses incurred in connection with categorical grants; or the outcome of litigation.
     Zero Coupon Bonds
             The Portfolio of the Trust may contain zero coupon bond(s) (including bonds known as multiplier bonds, money multiplier bonds, capital appreciation bonds, capital accumulator bonds, compound interest bonds, and discount maturity payment bonds) or one or more other Securities which were issued with an "original issue discount". "Original issue discount" bonds are issued at prices which represent a discount from face amount, principally because such bonds bear current interest at rates which have lower than prevailing market rates at the time of issuance. (See Part A--"Summary of Essential Information--Portfolio Summary as of Date of Deposit" for information relating to the particular series described therein.) Zero coupon bonds do not provide for the payment of any current interest and provide for payment at maturity at face value unless sooner sold or redeemed. Zero coupon bonds may be subject to more price volatility than conventional bonds, i.e., the market value of zero coupon bonds is subject to greater fluctuation in response to changes in interest rates than is the market value of bonds which pay interest currently. Due to such volatility, in the event that the zero coupon bonds are sold prior to maturity (in order to satisfy redemptions, due to early termination of the Trust or for credit reasons), such sale may result in a loss to Unit Holders. Zero coupon bonds generally are subject to redemption at compound accreted value based on par value at maturity. Because the Issuer is not obligated to make current interest payments, zero coupon bonds may be less likely to be redeemed than coupon bonds issued at a similar interest rate. While some types of zero coupon bonds, such as multipliers and capital appreciation bonds, define par as the initial offering price rather than the maturity value, they share the basic zero coupon bond features of (1) not paying interest on a semi-annual basis and (2) providing for the reinvestment of the bond's semiannual earnings at the bond's stated yield to maturity.
     Revenue Securities
          Many of the Securities in the Portfolios are limited obligations, payable solely from (i) revenues or receipts derived from operation of a facility acquired or constructed from the proceeds of the obligation or (ii) special taxes, the receipts from which have been dedicated to the payment of the obligations. Neither the "full faith and credit" of the Issuer nor its general taxing power, if any, is pledged to pay the debt service on such obligations. The availability of revenues to pay debt service on such Securities may be subject to the prior payment of operating costs. Prior to commencement of operations, Securities for which the proceeds are used to construct a facility are subject to the risks typically associated with construction projects, which include: cost overruns, delays in their timely completion (due to litigation, labor disputes or other construction problems) and the ability to obtain necessary operating permits. Thereafter, the operation of a facility could be impaired by labor disputes, or by damage or destruction of the facility, or interruption of essential utilities, due to natural or other disasters. Collection of revenues necessary to pay debt service could be affected, among other factors, by: (a) economic factors beyond the Issuer's control (such as relocation, cessation of operations or bankruptcy of a major employer or customer) impacting upon demand for services, delinquency rates for payments or collection of dedicated taxes; (b) the availability and cost of insurance, which may be required under bond covenants; or (c) compliance with Federal and state operating or licensing permits, health, safety and environmental standards or other regulations. The ability of an Issuer to set rates for its charges and fees and to recover fully its capital costs through incorporation of such costs in its rate structure, or to levy special taxes, may be constrained by legal requirements (such as Federal or state regulatory approval) or by economic, competitive or political considerations.
          Significant changes in intergovernmental relations have occurred in recent decades. Most, if not all, Issuers (or the obligors in conduit financings) of Securities in the Portfolios receive either significant direct Federal financial assistance for operating or capital purposes or necessary licenses or operating permits, authorized pursuant to various legislation. Tax-exempt obligors of Securities (including colleges, non-profit hospitals and museums) may be affected financially by changes in the Internal Revenue Code of 1986, as amended (the "Code" or the "1986 Code"), or the regulations thereunder, affecting their qualification as a tax-exempt entity, the deductibility of charitable contributions or the operation of certain unrelated business activities, such as gift shops. Such legislation and the regulations promulgated thereunder have been the subject of extensive amendment in recent years, and no assurance can be given that further amendment will not materially change the provisions or effect thereof. The availability of monies in connection with the programs authorized by such legislation is subject to annual Congressional appropriation and the budgetary process, and to the application of provisions of the Balanced Budget and Emergency Deficit Control Act of 1985, popularly known as the Gramm-Rudman-Hollings Act and/or the Budget Reconciliation Act of 1990.
          In addition, institutions reliant upon state
financial assistance may be subject to significant reductions in funding in the event such state experiences fiscal difficulties. No assurance can be given that existing forms and levels of state aid will be maintained.
          Income to pay debt service on revenue securities may be derived from more than one source. The primary source of income and the additional related considerations regarding certain categories of revenue securities, which may be included in the Portfolio, are further described below.
             Airport Securities. These Securities are typically secured by revenues derived from fees received from use agreements (which consist of payments for landing fees, terminal rental and other charges) and from parking facilities, service fees, concessions and other lease rents. The ability of airports to set landing fees is regulated by the U.S. Department of Transportation; other aspects of operations are subject to regulation by the Federal Aviation Administration ("FAA") or, in certain cases, pursuant to the terms of a court stipulation to abate noise or mitigate traffic. Special risk considerations include: local economic conditions; chronic congestion at many major airports, which may affect future revenues if traffic is diverted or a competitive airport developed; and costs to install enhanced security measures. Recent developments affecting the financial condition of a signatory airline (and its ability to meet its obligations under an existing use agreement) include: corporate consolidations through mergers and acquisitions; labor disputes including major strikes; fare competition; excess industry capacity; fluctuations in fuel costs; and increased capital costs to remain competitive technologically or to comply with FAA schedules to retrofit aircraft to comply with operating noise and safety standards. Cumulatively, in 1992 the domestic airline industry lost over 2 billion dollars. Several airlines are experiencing severe financial difficulty and others have filed for bankruptcy. The ability of an Issuer to renew a use agreement may be additionally affected by the increased flexibility granted to airlines to terminate service under the Airline Deregulation Act and by the development at certain airports of a monopoly in air carrier service.
             Convention Facilities Securities. These Securities include special limited obligation securities issued to finance convention and sports facilities and are typically secured by rental payments and annual gvernmental appropriations. The governmental agency is not obligated to make payments in any year in which the monies have not been appropriated to make such payments. In addition, these facilities are limited use facilities that may not be used for purposes other than as convention or sports facilities.
             Electric and Power Securities. These Securities are typically secured by revenues derived from power generating facilities, which generally include revenues from the sale of electricity generated and distributed by power agencies using hydro-electric, nuclear, fossil fuel or other power sources. Certain aspects of the operation of such facilities, particularly with regard to generation and transmission at the wholesale level, are regulated by the Federal Energy Regulatory Commission ("FERC"); more extensive regulation (affecting retail rate structures) is provided by state public service commissions. Special risk considerations include:
restrictions on operations and increased costs and delays attributable to environmental statutes and regulations; the difficulties of the utilities in financing or refinancing large construction programs and of the capital markets in absorbing utility debt and equity securities; fluctuations in fuel supplies and costs, and costs associated with conversion to alternate fuel sources; uncertainties with regard to demand projections due to changing economic conditions, implementation of energy conservation measures and competitive cogeneration projects; and other technical and cost factors. Scientific breakthroughs in fusion energy and superconductive materials could cause current technologies for the generation and transmission of electricity to become obsolete during the life of the Securities. Issuers relying upon hydroelectric generation may encounter contests when applying for periodic renewal of licenses from FERC to operate dams. Issuers relying upon coal as a fuel source may be subject to significant costs and operating restrictions to comply with emission standards which may be adopted to alleviate the problems associated with acid rain. Issuers relying upon fossil fuel sources and located in air quality regions designated as nonattainment areas may become subject to pollution control measures (which could include abandonment of construction projects in progress, plant shutdowns or relocation of facilities) ordered pursuant to the Clean Air Act. In addition, such Securities are sometimes secured by payments to be made to state and local joint action power agencies pursuant to "take or pay" agreements. The inability of an Issuer to pass on certain of its costs to its customers, whether due to government regulation, judicial decisions or for other reasons, may have a negative impact on the financial standing of such Issuer and, therefore, may have a negative impact on the Securities of such Issuer contained in the Trust. In addition, the Clean Air Act, affects nearly all electric power facilities that burn oil or coal. Congressional experts have estimated that compliance with the rules to be promulgated under the act could cost power facilities and industrial factories a total of $2 billion to $4 billion annually. Greenhouse effect bills and hazardous waste bills may further increase the cost of utility service. The Sponsor is unable to predict the ultimate form that any such regulations or other governmental action may take or when such legislation may be enacted or the resulting impact on the Securities.
             Some of the Issuers of Securities in the Portfolios own, operate or participate on a contractual basis with nuclear generating facilities, which are licensed and regulated by the Nuclear Regulatory Commission (the "NRC"). Nuclear generating projects have experienced substantial cost increases, construction delays and licensing difficulties. Issuers of Securities may incur substantial expenditures as a result of complying with NRC requirements. Additional considerations include: the frequency and duration of plant shutdowns and associated costs due to maintenance or safety considerations;
the problems and associated costs related to the use and disposal of radioactive materials and wastes in compliance with Federal and local law; the implementation of emergency evacuation plans for areas surrounding nuclear facilities; and other issues associated with construction, licensing, regulation, operation and eventual decommissioning of such facilities. These Securities may be subject to industry-wide fluctuations in market value as a consequence of market perception of certain highly publicized events, as in the Washington Public Power Supply System's defaults on its Project
4 and 5 revenue bonds and the 1988 bankruptcy filing by the Public Service Corporation of New Hampshire. Federal, state or municipal governmental authorities, or voters by initiative, may from time to time impose additional regulations or take such other governmental action which might cause delays in the licensing, construction or operation of nuclear power plants, or the suspension or cessation of operations of facilities which have been or are being financed by proceeds of certain Securities. Such delays, suspensions or other action may affect the payment of interest on, or the repayment of the principal amount of, such Securities.
             Health Care and Hospital Securities.  These
Securities are typically secured by revenues derived from health care and hospital facilities, which are subject to extensive Federal and state regulations affecting construction, licensing, acquisition of equipment, standards of care, disposal of medical wastes, and participation in reimbursement programs under Medicare and Medicaid. Health care and hospital facilities are subject to extreme cost-containment pressures. Special risk considerations include: increased competition among health care facilities to sell their services more cheaply to third-party insurers and to offer new services; the availability and cost of malpractice and other insurance; shortages in qualified nursing and other health care professional staff; the rising caseload of indigent, uninsured patients with aggravated symptoms; demographic trends, such as an increased elderly population; and the unpredictable effects of the AIDS epidemic (which may have a disproportionate impact on certain communities). Utilization rates are a major factor in hospital revenue projections and can be affected by cost containment measures implemented by governmental or private insurers, long-term advances in health care delivery reducing demand for in-patient services, technological developments which may be rationed by scarcity of equipment or specialists and requirements for state approval, and the facility's reputation in the community. A number of legislative proposals concerning health care are typically under review by Congress or the various state legislatures at any given time, including national health insurance, cost control, incentives for competition in the provision of health care services, tax incentives and penalties related to health care insurance premiums, and promotion of prepaid health care plans. Additionally, the current administration has promised to substantially reform the health care system. The Sponsor is unable to predict the effect of these proposals, if enacted, on any of the Securities. Hospital revenue securities issued by or on behalf of teaching facilities may also share the characteristics of Higher Education Securities, described below.
          Many hospitals, which may include certain Issuers (or the conduit obligors) of Securities, have been experiencing significant financial difficulties in recent years. The number of hospital closings increased during the late 1980s, particularly among smaller institutions located in rural or inner-city areas. Hospital revenues nationwide are primarily derived from private insurers, many of which have experienced significant operating losses in recent years. The Medicare program accounts for an increasing share of hospital revenues nationwide, and is financed by the Hospital Insurance Trust
Fund through payroll taxes. The Fund's trustees have projected, based on current trends, that expenditures will exceed tax revenues by 1995 and that the Fund will be insolvent before 1999. The Social Security Act Amendments of 1983 mandated implementation of a prospective payment system, based upon diagnosis related groups ("DRGs"), for most in-patient services. DRG reimbursement rates are pre-set and may not fully cover the actual cost of furnishing services by any particular facility, and Federal law prohibits health care providers from passing along the excess costs to Medicare beneficiaries. Additionally, many states have implemented prospective payment systems for their Medicaid programs, and have adopted other changes, including enrollment restrictions. Several states, from time to time, have exhausted their Medicaid appropriations during their fiscal years, and temporarily suspended reimbursements.

          States regulate the operation of nursing facilities
and may implement guidelines having an adverse impact on their finances, and under certain circumstances states may cause a facility to be placed under receivership. DRG reimbursement rates for hospitals have resulted in increased transfers of acute care patients to nursing homes, causing higher in-patient costs and greater potential malpractice exposure. Medicare nursing home reimbursement, now provided on a cost recovery basis (rather than the DRG system), may be curtailed due to budgetary restrictions.
             Higher Education Securities. These Securities are typically secured by revenues derived from the operations of public or private institutions of higher education, and may include student tuition payments, student activities fees, student or faculty housing charges, parking facility fees and/or other sources of income such as grants, unrestricted
gifts or endowment income.  Special risk considerations
include: the projected decline of the traditional college-aged population in the early 1990s; increases in tuition which may cause a competitive disadvantage in recruitment; the rising cost of faculty salaries; the size of the institution's
endowment and investment return; the reputation and competitive position of an institution; levels of Federal and state direct operating assistance, research grants and student aid; and the costs of complying with Federal and state laws and regulations, especially those concerning access to the handicapped.
          Highway Securities. These Securities are typically secured by revenues derived from motor fuel taxes, vehicle registration fees, license fees and fines and/or vehicular tolls or concession lease rentals derived from the operation of road, bridge or tunnel facilities. Revenue sources for such facilities are economically sensitive, particularly with regard to fluctuations in fuel supply, costs and Federal supply allocation or rationing policies; and are also sensitive to local demographic trends with respect to the size and income characteristics of the driving age population. Issuers may incur substantial unanticipated remedial repair expenses as a result of regular safety inspections mandated by Federal or state law.  Issuers located in air quality regions designated as nonattainment areas may become subject to stringent transportation control measures ordered pursuant to the Clean
Air Act.  Revenues of a vehicular toll facility may
additionally be affected by lower cost of alternative modes of transportation or the construction and operation in its vicinity of another transportation facility, which could alter established traffic patterns.
             Each Trust described in Part A of this Prospectus is one of a series in the Jucha Funds Select Municipal Trust, each of which is a separate and distinct unit investment trust.
Each trust may be singularly referred to as the "Trust" and collectively referred to as the "Trusts." Certain series of the Trusts may be designated as an "Insured Trust," a "State Trust," a combination thereof or other appropriate designation.  Each Trust was created under the laws of the
State of New York pursuant to a Trust Indenture and Agreement and a related Reference Trust Agreement (collectively, the "Indenture")1, among Jucha Funds Reynolds Inc. (the "Sponsor"), United States Trust Company of New York (the "Trustee") and
Kenny S&P Evaluation Services, a division of Kenny Information Systems, Inc. (the "Evaluator"). The Sponsor is a principal operating subsidiary of Jucha Funds, Discover & Co. ("DWDC"). Sears, Roebuck and Co., Chicago, Illinois, curently owns approximately 80% of the issued and outstanding common stock of DWDC. (See "Sponsor," herein.) The objectives of each Trust are to provide interest income which is exempt, in the opinion of counsel, from Federal income tax under existing law (except in certain cases depending on the Unit Holder) and to conserve capital through investment in a fixed portfolio of Securities (the "Portfolio") consisting primarily of investment-grade state, municipal and public authority debt obligations. Part A of the Prospectus indicates the extent, if any, to which interest income on the Securities held or contracted to be purchased on the Date of Deposit is subject to alternative minimum tax. There can be no assurances, however, that the above objectives will be achieved because they are subject to the continuing ability of the issuers of the Securities held in
_________________________
1 Reference is hereby made to said Indenture and any statements contained herein are qualified in their entirety by the provisions of said Indenture.

the Trust to meet their obligations to pay principal and interest.
             On the date of creation of the Trust (the "Date of Deposit"), the Sponsor deposited with the Trustee certain debt obligations and contracts and funds (represented by irrevocable letter(s) of credit issued by major commercial bank(s)) for the purchase of such debt obligations (collectively, the "Securities"). Each Trust was created simultaneously with the execution of the Indenture and the deposit of the Securities with the Trustee. The Trustee then immediately delivered to the Sponsor certificates of beneficial interest (the "Certificates") representing the units (the "Units") comprising the entire ownership of each Trust. Through this Prospectus, the Sponsor is offering the Units, including Additional Units, as defined below, for sale to the public. On the Date of Deposit, the Evaluator evaluated the Securities at prices equal to the evaluation of such Securities on the offering side of the market. (See Part A--"Schedule of Portfolio Securities.") The holders of Certificates (the "Unit Holders") will have the right to have their Units redeemed at a price based on the aggregate bid side evaluation of the Securities (the "Redemption Price") if they cannot be sold in the secondary market which the Sponsor, although not obligated to do so, proposes to maintain. In addition, the Sponsor may offer for sale, through this Prospectus, Units which the Sponsor may have repurchased in the secondary market or upon the tender of such Units for redemption.
          Notwithstanding the availability of the above-mentioned irrevocable letter(s) of credit, it is expected that the Sponsor will pay for the Securities as the contracts for their purchase become due. A substantial portion of such contracts have not become due by the date of the initial Date of Deposit. To the extent Units are sold prior to the settlement of such contracts, the Sponsor will receive the purchase price of such Units prior to the time at which it pays for Securities pursuant to such contracts and have the use of such funds during this period.
          During the 90-day period following the first deposit of Securities in the Trust, the Sponsor may deposit in the Trust additional Securities and cash, if required. Any such Securities deposited shall be substantially similar to the initially deposited Securities held in the Trust immediately prior to the deposit. Among other things, a failure to meet the proportionality requirements due to establishment by the Sponsor of a minimum amount of a particular Security to be included in a deposit or the fact that a Security identical to a Security in the Trust immediately prior to the deposit is not readily obtainable will be considered as justifying a variation in such requirements. Any deposit made after the close of such 90-day period must exactly replicate the Securities and any cash (other than cash distributable only to the Sponsor or to Unit Holders who were Unit Holders prior to the date of deposit of the additional Securities) held in the Trust immediately prior to the deposit. As additional Units are issued by the Trust as a result of the deposit of additional Securities by the Sponsor (the "Additional Units"), the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased.
                           THE TRUST
Special Considerations
          An investment in Units of a Trust should be made with an understanding of the risks which an investment in fixed rate debt obligations of the term and type set forth in Part A--"Summary of Essential Information" and "Schedule of Portfolio Securities" may entail, including the risk that the value of the Portfolios and hence of the Units will decline with increases in interest rates. In recent years, the national economy has experienced significant variations in rates of inflation and economic growth, substantial increases in the national debt and in reliance upon foreign investors to finance it, and material reformulations of Federal tax, monetary and regulatory policies. These conditions have been associated with wide fluctuations in interest rates and thus in the value of fixed rate obligations. The Sponsor cannot predict whether such fluctuations will continue in the future. In addition, a regional or national economic recession would increase the risk that certain issuers (or the obligors of the Securities, in the case of a conduit financing) may experience a revenue shortfall adversely affecting their ability to pay principal or interest.
Summary Description of the Portfolios
          Each Portfolio consists of the Securities listed under Part A--"Schedule of Portfolio Securities" as long as such Securities may continue to be held from time to time in the Trust (including certain obligations deposited in a Trust in exchange or substitution for any Securities pursuant to the Indenture), together with accrued and undistributed interest thereon and undistributed and uninvested cash realized from the disposition of Securities.

          The Securities have been issued by or on behalf of states or territorial possessions or commonwealths of the United States, or the municipalities, counties, public authorities or other political subdivisions or instrumentalities thereof (the "Issuers"). The interest on such Securities, in each instance, in the opinion of bond counsel or special tax counsel to the Issuer of such Securities or by ruling of the Internal Revenue Service (the "IRS") is not included in gross income for Federal income tax purposes under existing law (but may be subject to state and local taxation). In addition, in the opinion of counsel, interest income of each State Trust is exempt, to the extent indicated, from state and any local income taxes in the State for which such State Trust is named. Capital gains, if any, will be subject to Federal income tax and, generally, to state and/or local income tax. (See "Tax Status," herein. Part A may contain a discussion of certain special tax considerations applicable to a particular Trust.)
          The yields on Securities of the type deposited in a Trust are dependent on a variety of factors, including general money market conditions, interest rates, general conditions of the municipal bond market, size of a particular offering, the maturity of the obligation and rating of the issue. The ratings represent the opinions of the rating organizations as to the quality of the obligations which they undertake to rate. It should be emphasized, however, that ratings are general and are not absolute standards of quality. Consequently, debt obligations with the same maturity, coupon and rating may have different yields, while debt obligations of the same maturity and coupon with different ratings may have the same yield.
          All of the Securities in the Portfolio were, as of the Date of Deposit of the Trust, rated "BBB" or better by Standard & Poor's Corporation or "Baa" or "MIG 2" or better by Moody's Investors Service or had, in the opinion of the Sponsor, credit characteristics comparable to Securities so rated. No assurance can be given that such ratings would be issued if the Securities were reevaluated by Standard & Poor's Corporation or Moody's Investors Service. Subsequent to the Date of Deposit, a Security in the Trust may cease to be rated or the rating assigned may be reduced below the minimum requirements of such Trust for the acquisition of Securities. Although such events may be considered by the Sponsor in determining whether to direct the Trustee to dispose of the Security (see "Sponsor--Responsibility," herein), such events do not automatically require the elimination of such Security from the Portfolio.

             On the Date of Deposit, a Unit of the Trust
represented the fractional undivided interest in the Securities and net income of such Trust set forth under Part A--"Summary of Essential Information" in the ratio of 1 Unit for each approximately $1,000 face amount of Securities initially deposited in such Trust ($1.00 per unit in the case of certain Trusts (see Part A--"Summary of Essential Information")). If any Units are redeemed by the Trustee, the face amount of Securities in the Trust will be reduced by an amount allocable to redeemed Units and the fractional undivided interest in such Trust represented by each unredeemed Unit will be increased. Units will remain outstanding until redeemed upon tender to the Trustee by any Unit Holder (which may include the Sponsor) or until the termination of the Trust pursuant to the Indenture.
          Because certain of the Securities from time to time may be redeemed or will mature in accordance with their terms or may be sold under certain circumstances described herein, no assurance can be given that a Trust will retain for any length of time its present size and composition. The Trustee has not participated in the selection of Securities for the Trust, and neither the Sponsor nor the Trustee will be liable in any way for any default, failure or defect in any Securities.
          Under certain circumstances described in "Sponsor-- Responsibility," herein, the Sponsor may direct the Trustee to dispose of a Security. No assurance can be given that a sale of any Security under such circumstances would yield proceeds equivalent to the face amount or purchase price of such Security. In addition, such a sale may reduce the average life of the Portfolio and may adversely affect the Estimated Annual Income and Estimated Current Return and Estimated Long-Term Return of the Trust.
          Certain of the Securities in the Portfolio of the Trust are valued at prices in excess of prices at which such Securities may be redeemed in the future. (See Part A-- "Schedule of Portfolio Securities" for information relating to the particular series described therein on the Date of Deposit.) To the extent that a Security is redeemed (or sold) at a price which is less than the valuation of such Security on the date a Unit Holder acquired his Units, the proceeds distributable to such Unit Holder in respect of such redemption (or sale) will be less than that portion of the purchase price for such Units which was attributable to such Security (representing a loss of capital to such Unit Holder). Such proceeds, however, may be more or less than the valuation of such Security at the time of such redemption (or sale). Similarly, certain of the Securities in the Trust may be valued at a price in excess of their face value at maturity (i.e., such Securities were valued at a premium above face amount). (See Part A--"Schedule of Portfolio Securities" for information relating to the particular series described therein on the Date of Deposit.) The proceeds distributable to a Unit Holder upon the maturity of a Security which was valued at a premium on the date such Unit Holder acquired Units will be less than that portion of the purchase price for such Units which was attributable to such Security (representing a loss of capital to such Unit Holder).
          The Portfolio of the Trust may consist of Securities the current market value of some of which were below face value. A primary reason for the market value of such Securities being less than face value at maturity is that the interest coupons of such Securities are at lower rates than the current market interest rate for comparably rated debt securities, even though at the time of the issuance of such Securities the interest coupons thereon represented then prevailing interest rates on comparably rated debt securities then newly issued. The current yields (coupon interest income as a percentage of market price, ignoring any original issue discount) of such Securities are lower than the current yields (computed on the same basis) of comparably rated debt securities of similar type newly issued at currently prevailing interest rates. Securities selling at market discounts tend to increase in market value as they approach maturity when the principal amount is payable. A market discount tax-exempt Security held to maturity will have a larger portion of its total return in the form of taxable gain and less in the form of tax-exempt income than a comparable Security bearing interest at current market rates. Under the provisions of the Internal Revenue Code in effect on the date of this Prospectus, any gain attributable to market discount will be taxable but will not be realized until maturity, redemption or sale of the Securities or Units. The current yield of such discounted securities carrying the same coupon interest rate and which are otherwise comparable tends to be higher for securities with longer periods to maturity than it is for those with shorter periods to maturity because the market value of such securities with a longer period to maturity tends to be less than the market value of such a bond with a shorter period to maturity. If currently prevailing interest rates for newly issued and otherwise comparable securities increase, the market discount of previously issued bonds will become deeper and if such currently prevailing interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Market discount attributable to interest rate changes does not indicate a lack of market confidence in the issue.
          The following description of the major categories in which Securities in the Portfolios may be classified is provided by the Sponsor for general information purposes only, and does not purport to be complete. This Prospectus does not provide detailed information with respect to any Security or to any Issuer, or with respect to any rights or obligations, legal, financial or otherwise, arising thereunder or related thereto. Each Security is subject to the terms and conditions, and to the actual performance of tax and other covenants, contained in the legal documents governing such Security. The special risk considerations listed are among the factors which may result in the inability of an Issuer to make scheduled payments of interest and principal.
     General Obligation Securities
          A Portfolio may contain Securities that are general obligations of governmental entities and/or bonds that are guaranteed by governmental entities. Such general obligations and guarantees are backed by the taxing power of the respective entities. The ability of the issuer of a general obligation bond to meet its obligation depends largely upon its economic condition. Many issuers rely upon ad valorem real property taxes as a source of revenue. Proposals in the form of state legislative or voter initiatives to limit ad valorem real property taxes have been introduced in various states. It is not presently possible to predict the impact of these or future proposals, if adopted, on states, local governments or school districts or on their abilities to make future payments of their outstanding debt obligations. The remaining issues are payable from the income of specific projects or authorities and are not supported by the issuer's power to levy taxes. This latter group of issues contains Securities that are also supported by the moral obligations of governmental entities.
In the event of a deficiency in the debt service reserve funds of moral obligation Securities, the governmental entity having the moral commitment may (but is not legally obligated to) satisfy such deficiency. However, in the event of a deficiency in the debt service reserve funds of Securities not backed by such moral obligations, no such moral commitment of a governmental entity exists.
          The fiscal condition of an Issuer that is a
governmental entity (such as a county, city, school district or other entity providing public services) is related to the size and diversification of its tax and revenue base and to such other factors as: the effect of inflation on the general operating budget and of other costs, including salaries and fringe benefits, energy and solid waste disposal; changes in state law and statutory interpretations affecting traditional home rule powers (which vary from state to state); levels of unrestricted state aid or revenue-sharing programs and state categorical grants subject to annual appropriation by a state legislature; increased expenditures mandated by state law or judicial decree; and disallowances for expenses incurred under Federal or state categorical grant programs. The local economy may be or become concentrated (i) in a single industry, which may be affected by natural or other disasters or by fluctuations in commodity prices, or (ii) in a particular company, the operations of which may be impaired due to labor disputes, relocation, bankruptcy or corporate takeover. Such economic factors may, in turn, affect local tax collections and service demands. The ability of an Issuer to levy additional taxes may be subject to state constitutional provisions, assent of the state legislature or voter approval in a local referendum, or constrained by economic or political considerations. (See also "Additional Securities Considerations--Issuer Default" and "--Issuer Bankruptcy," herein.)
          The fiscal condition of an Issuer may be negatively impacted by socio-economic factors beyond the Issuer's control (which may hinder the collection of economically sensitive taxes or entail additional expenditures) or may be affected by other unanticipated events, including: imposition of tax rate decreases or appropriations limitations by legislation or voter initiative; revenue shortfalls due to the imprecise nature of forecasting actual collections; increased expenditures mandated by Federal law or by judicial decree; reduction of Federal aid due to subsequent legislative changes in appropriations or aid formulas; disallowances by the Federal government for expenses incurred in connection with categorical grants; or the outcome of litigation.
     Zero Coupon Bonds
             The Portfolio of the Trust may contain zero coupon bond(s) (including bonds known as multiplier bonds, money multiplier bonds, capital appreciation bonds, capital accumulator bonds, compound interest bonds, and discount maturity payment bonds) or one or more other Securities which were issued with an "original issue discount". "Original issue discount" bonds are issued at prices which represent a discount from face amount, principally because such bonds bear current interest at rates which have lower than prevailing market rates at the time of issuance. (See Part A--"Summary of Essential Information--Portfolio Summary as of Date of Deposit" for information relating to the particular series described therein.) Zero coupon bonds do not provide for the payment of any current interest and provide for payment at maturity at face value unless sooner sold or redeemed. Zero coupon bonds may be subject to more price volatility than conventional bonds, i.e., the market value of zero coupon bonds is subject to greater fluctuation in response to changes in interest rates than is the market value of bonds which pay interest currently. Due to such volatility, in the event that the zero coupon bonds are sold prior to maturity (in order to satisfy redemptions, due to early termination of the Trust or for credit reasons), such sale may result in a loss to Unit Holders. Zero coupon bonds generally are subject to redemption at compound accreted value based on par value at maturity. Because the Issuer is not obligated to make current interest payments, zero coupon bonds may be less likely to be redeemed than coupon bonds issued at a similar interest rate. While some types of zero coupon bonds, such as multipliers and capital appreciation bonds, define par as the initial offering price rather than the maturity value, they share the basic zero coupon bond features of (1) not paying interest on a semi-annual basis and (2) providing for the reinvestment of the bond's semiannual earnings at the bond's stated yield to maturity.
     Revenue Securities
          Many of the Securities in the Portfolios are limited obligations, payable solely from (i) revenues or receipts derived from operation of a facility acquired or constructed from the proceeds of the obligation or (ii) special taxes, the receipts from which have been dedicated to the payment of the obligations. Neither the "full faith and credit" of the Issuer nor its general taxing power, if any, is pledged to pay the debt service on such obligations. The availability of revenues to pay debt service on such Securities may be subject to the prior payment of operating costs. Prior to commencement of operations, Securities for which the proceeds are used to construct a facility are subject to the risks typically associated with construction projects, which include: cost overruns, delays in their timely completion (due to litigation, labor disputes or other construction problems) and the ability to obtain necessary operating permits. Thereafter, the operation of a facility could be impaired by labor disputes, or by damage or destruction of the facility, or interruption of essential utilities, due to natural or other disasters. Collection of revenues necessary to pay debt service could be affected, among other factors, by: (a) economic factors beyond the Issuer's control (such as relocation, cessation of operations or bankruptcy of a major employer or customer) impacting upon demand for services, delinquency rates for payments or collection of dedicated taxes; (b) the availability and cost of insurance, which may be required under bond covenants; or (c) compliance with Federal and state operating or licensing permits, health, safety and environmental standards or other regulations. The ability of an Issuer to set rates for its charges and fees and to recover fully its capital costs through incorporation of such costs in its rate structure, or to levy special taxes, may be constrained by legal requirements (such as Federal or state regulatory approval) or by economic, competitive or political considerations.
          Significant changes in intergovernmental relations have occurred in recent decades. Most, if not all, Issuers (or the obligors in conduit financings) of Securities in the Portfolios receive either significant direct Federal financial assistance for operating or capital purposes or necessary licenses or operating permits, authorized pursuant to various legislation. Tax-exempt obligors of Securities (including colleges, non-profit hospitals and museums) may be affected financially by changes in the Internal Revenue Code of 1986, as amended (the "Code" or the "1986 Code"), or the regulations thereunder, affecting their qualification as a tax-exempt entity, the deductibility of charitable contributions or the operation of certain unrelated business activities, such as gift shops. Such legislation and the regulations promulgated thereunder have been the subject of extensive amendment in recent years, and no assurance can be given that further amendment will not materially change the provisions or effect thereof. The availability of monies in connection with the programs authorized by such legislation is subject to annual Congressional appropriation and the budgetary process, and to the application of provisions of the Balanced Budget and Emergency Deficit Control Act of 1985, popularly known as the Gramm-Rudman-Hollings Act and/or the Budget Reconciliation Act of 1990.
          In addition, institutions reliant upon state
financial assistance may be subject to significant reductions in funding in the event such state experiences fiscal difficulties. No assurance can be given that existing forms and levels of state aid will be maintained.
          Income to pay debt service on revenue securities may be derived from more than one source. The primary source of income and the additional related considerations regarding certain categories of revenue securities, which may be included in the Portfolio, are further described below.
             Airport Securities. These Securities are typically secured by revenues derived from fees received from use agreements (which consist of payments for landing fees, terminal rental and other charges) and from parking facilities, service fees, concessions and other lease rents. The ability of airports to set landing fees is regulated by the U.S. Department of Transportation; other aspects of operations are subject to regulation by the Federal Aviation Administration ("FAA") or, in certain cases, pursuant to the terms of a court stipulation to abate noise or mitigate traffic. Special risk considerations include: local economic conditions; chronic congestion at many major airports, which may affect future revenues if traffic is diverted or a competitive airport developed; and costs to install enhanced security measures. Recent developments affecting the financial condition of a signatory airline (and its ability to meet its obligations under an existing use agreement) include: corporate consolidations through mergers and acquisitions; labor disputes including major strikes; fare competition; excess industry capacity; fluctuations in fuel costs; and increased capital costs to remain competitive technologically or to comply with FAA schedules to retrofit aircraft to comply with operating noise and safety standards. Cumulatively, in 1992 the domestic airline industry lost over 2 billion dollars. Several airlines are experiencing severe financial difficulty and others have filed for bankruptcy. The ability of an Issuer to renew a use agreement may be additionally affected by the increased flexibility granted to airlines to terminate service under the Airline Deregulation Act and by the development at certain airports of a monopoly in air carrier service.
             Convention Facilities Securities. These Securities include special limited obligation securities issued to finance convention and sports facilities and are typically secured by rental payments and annual gvernmental appropriations. The governmental agency is not obligated to make payments in any year in which the monies have not been appropriated to make such payments. In addition, these facilities are limited use facilities that may not be used for purposes other than as convention or sports facilities.
             Electric and Power Securities. These Securities are typically secured by revenues derived from power generating facilities, which generally include revenues from the sale of electricity generated and distributed by power agencies using hydro-electric, nuclear, fossil fuel or other power sources. Certain aspects of the operation of such facilities, particularly with regard to generation and transmission at the wholesale level, are regulated by the Federal Energy Regulatory Commission ("FERC"); more extensive regulation (affecting retail rate structures) is provided by state public service commissions. Special risk considerations include:
restrictions on operations and increased costs and delays attributable to environmental statutes and regulations; the difficulties of the utilities in financing or refinancing large construction programs and of the capital markets in absorbing utility debt and equity securities; fluctuations in fuel supplies and costs, and costs associated with conversion to alternate fuel sources; uncertainties with regard to demand projections due to changing economic conditions, implementation of energy conservation measures and competitive cogeneration projects; and other technical and cost factors. Scientific breakthroughs in fusion energy and superconductive materials could cause current technologies for the generation and transmission of electricity to become obsolete during the life of the Securities. Issuers relying upon hydroelectric generation may encounter contests when applying for periodic renewal of licenses from FERC to operate dams. Issuers relying upon coal as a fuel source may be subject to significant costs and operating restrictions to comply with emission standards which may be adopted to alleviate the problems associated with acid rain. Issuers relying upon fossil fuel sources and located in air quality regions designated as nonattainment areas may become subject to pollution control measures (which could include abandonment of construction projects in progress, plant shutdowns or relocation of facilities) ordered pursuant to the Clean Air Act. In addition, such Securities are sometimes secured by payments to be made to state and local joint action power agencies pursuant to "take or pay" agreements. The inability of an Issuer to pass on certain of its costs to its customers, whether due to government regulation, judicial decisions or for other reasons, may have a negative impact on the financial standing of such Issuer and, therefore, may have a negative impact on the Securities of such Issuer contained in the Trust. In addition, the Clean Air Act, affects nearly all electric power facilities that burn oil or coal. Congressional experts have estimated that compliance with the rules to be promulgated under the act could cost power facilities and industrial factories a total of $2 billion to $4 billion annually. Greenhouse effect bills and hazardous waste bills may further increase the cost of utility service. The Sponsor is unable to predict the ultimate form that any such regulations or other governmental action may take or when such legislation may be enacted or the resulting impact on the Securities.
             Some of the Issuers of Securities in the Portfolios own, operate or participate on a contractual basis with nuclear generating facilities, which are licensed and regulated by the Nuclear Regulatory Commission (the "NRC"). Nuclear generating projects have experienced substantial cost increases, construction delays and licensing difficulties. Issuers of Securities may incur substantial expenditures as a result of complying with NRC requirements. Additional considerations include: the frequency and duration of plant shutdowns and associated costs due to maintenance or safety considerations;
the problems and associated costs related to the use and disposal of radioactive materials and wastes in compliance with Federal and local law; the implementation of emergency evacuation plans for areas surrounding nuclear facilities; and other issues associated with construction, licensing, regulation, operation and eventual decommissioning of such facilities. These Securities may be subject to industry-wide fluctuations in market value as a consequence of market perception of certain highly publicized events, as in the Washington Public Power Supply System's defaults on its Project
4 and 5 revenue bonds and the 1988 bankruptcy filing by the Public Service Corporation of New Hampshire. Federal, state or municipal governmental authorities, or voters by initiative, may from time to time impose additional regulations or take such other governmental action which might cause delays in the licensing, construction or operation of nuclear power plants, or the suspension or cessation of operations of facilities which have been or are being financed by proceeds of certain Securities. Such delays, suspensions or other action may affect the payment of interest on, or the repayment of the principal amount of, such Securities.
             Health Care and Hospital Securities.  These
Securities are typically secured by revenues derived from health care and hospital facilities, which are subject to extensive Federal and state regulations affecting construction, licensing, acquisition of equipment, standards of care, disposal of medical wastes, and participation in reimbursement programs under Medicare and Medicaid. Health care and hospital facilities are subject to extreme cost-containment pressures. Special risk considerations include: increased competition among health care facilities to sell their services more cheaply to third-party insurers and to offer new services; the availability and cost of malpractice and other insurance; shortages in qualified nursing and other health care professional staff; the rising caseload of indigent, uninsured patients with aggravated symptoms; demographic trends, such as an increased elderly population; and the unpredictable effects of the AIDS epidemic (which may have a disproportionate impact on certain communities). Utilization rates are a major factor in hospital revenue projections and can be affected by cost containment measures implemented by governmental or private insurers, long-term advances in health care delivery reducing demand for in-patient services, technological developments which may be rationed by scarcity of equipment or specialists and requirements for state approval, and the facility's reputation in the community. A number of legislative proposals concerning health care are typically under review by Congress or the various state legislatures at any given time, including national health insurance, cost control, incentives for competition in the provision of health care services, tax incentives and penalties related to health care insurance premiums, and promotion of prepaid health care plans. Additionally, the current administration has promised to substantially reform the health care system. The Sponsor is unable to predict the effect of these proposals, if enacted, on any of the Securities. Hospital revenue securities issued by or on behalf of teaching facilities may also share the characteristics of Higher Education Securities, described below.
          Many hospitals, which may include certain Issuers (or the conduit obligors) of Securities, have been experiencing significant financial difficulties in recent years. The number of hospital closings increased during the late 1980s, particularly among smaller institutions located in rural or inner-city areas. Hospital revenues nationwide are primarily derived from private insurers, many of which have experienced significant operating losses in recent years. The Medicare program accounts for an increasing share of hospital revenues nationwide, and is financed by the Hospital Insurance Trust
Fund through payroll taxes. The Fund's trustees have projected, based on current trends, that expenditures will exceed tax revenues by 1995 and that the Fund will be insolvent before 1999. The Social Security Act Amendments of 1983 mandated implementation of a prospective payment system, based upon diagnosis related groups ("DRGs"), for most in-patient services. DRG reimbursement rates are pre-set and may not fully cover the actual cost of furnishing services by any particular facility, and Federal law prohibits health care providers from passing along the excess costs to Medicare beneficiaries. Additionally, many states have implemented prospective payment systems for their Medicaid programs, and have adopted other changes, including enrollment restrictions. Several states, from time to time, have exhausted their Medicaid appropriations during their fiscal years, and temporarily suspended reimbursements.

          States regulate the operation of nursing facilities
and may implement guidelines having an adverse impact on their finances, and under certain circumstances states may cause a facility to be placed under receivership. DRG reimbursement rates for hospitals have resulted in increased transfers of acute care patients to nursing homes, causing higher in-patient costs and greater potential malpractice exposure. Medicare nursing home reimbursement, now provided on a cost recovery basis (rather than the DRG system), may be curtailed due to budgetary restrictions.
             Higher Education Securities. These Securities are typically secured by revenues derived from the operations of public or private institutions of higher education, and may include student tuition payments, student activities fees, student or faculty housing charges, parking facility fees and/or other sources of income such as grants, unrestricted
gifts or endowment income.  Special risk considerations
include: the projected decline of the traditional college-aged population in the early 1990s; increases in tuition which may cause a competitive disadvantage in recruitment; the rising cost of faculty salaries; the size of the institution's
endowment and investment return; the reputation and competitive position of an institution; levels of Federal and state direct operating assistance, research grants and student aid; and the costs of complying with Federal and state laws and regulations, especially those concerning access to the handicapped.
          Highway Securities. These Securities are typically secured by revenues derived from motor fuel taxes, vehicle registration fees, license fees and fines and/or vehicular tolls or concession lease rentals derived from the operation of road, bridge or tunnel facilities. Revenue sources for such facilities are economically sensitive, particularly with regard to fluctuations in fuel supply, costs and Federal supply allocation or rationing policies; and are also sensitive to local demographic trends with respect to the size and income characteristics of the driving age population. Issuers may incur substantial unanticipated remedial repair expenses as a result of regular safety inspections mandated by Federal or state law.  Issuers located in air quality regions designated as nonattainment areas may become subject to stringent transportation control measures ordered pursuant to the Clean
Air Act.  Revenues of a vehicular toll facility may
additionally be affected by lower cost of alternative modes of transportation or the construction and operation in its vicinity of another transportation facility, which could alter established traffic patterns.
             Each Trust described in Part A of this Prospectus is one of a series in the Jucha Funds Select Municipal Trust, each of which is a separate and distinct unit investment trust.
Each trust may be singularly referred to as the "Trust" and collectively referred to as the "Trusts." Certain series of the Trusts may be designated as an "Insured Trust," a "State Trust," a combination thereof or other appropriate designation.  Each Trust was created under the laws of the
State of New York pursuant to a Trust Indenture and Agreement and a related Reference Trust Agreement (collectively, the "Indenture")1, among Jucha Funds Reynolds Inc. (the "Sponsor"), United States Trust Company of New York (the "Trustee") and
Kenny S&P Evaluation Services, a division of Kenny Information Systems, Inc. (the "Evaluator"). The Sponsor is a principal operating subsidiary of Jucha Funds, Discover & Co. ("DWDC"). Sears, Roebuck and Co., Chicago, Illinois, curently owns approximately 80% of the issued and outstanding common stock of DWDC. (See "Sponsor," herein.) The objectives of each Trust are to provide interest income which is exempt, in the opinion of counsel, from Federal income tax under existing law (except in certain cases depending on the Unit Holder) and to conserve capital through investment in a fixed portfolio of Securities (the "Portfolio") consisting primarily of investment-grade state, municipal and public authority debt obligations. Part A of the Prospectus indicates the extent, if any, to which interest income on the Securities held or contracted to be purchased on the Date of Deposit is subject to alternative minimum tax. There can be no assurances, however, that the above objectives will be achieved because they are subject to the continuing ability of the issuers of the Securities held in
_________________________
1 Reference is hereby made to said Indenture and any statements contained herein are qualified in their entirety by the provisions of said Indenture.

the Trust to meet their obligations to pay principal and interest.
             On the date of creation of the Trust (the "Date of Deposit"), the Sponsor deposited with the Trustee certain debt obligations and contracts and funds (represented by irrevocable letter(s) of credit issued by major commercial bank(s)) for the purchase of such debt obligations (collectively, the "Securities"). Each Trust was created simultaneously with the execution of the Indenture and the deposit of the Securities with the Trustee. The Trustee then immediately delivered to the Sponsor certificates of beneficial interest (the "Certificates") representing the units (the "Units") comprising the entire ownership of each Trust. Through this Prospectus, the Sponsor is offering the Units, including Additional Units, as defined below, for sale to the public. On the Date of Deposit, the Evaluator evaluated the Securities at prices equal to the evaluation of such Securities on the offering side of the market. (See Part A--"Schedule of Portfolio Securities.") The holders of Certificates (the "Unit Holders") will have the right to have their Units redeemed at a price based on the aggregate bid side evaluation of the Securities (the "Redemption Price") if they cannot be sold in the secondary market which the Sponsor, although not obligated to do so, proposes to maintain. In addition, the Sponsor may offer for sale, through this Prospectus, Units which the Sponsor may have repurchased in the secondary market or upon the tender of such Units for redemption.
          Notwithstanding the availability of the above-mentioned irrevocable letter(s) of credit, it is expected that the Sponsor will pay for the Securities as the contracts for their purchase become due. A substantial portion of such contracts have not become due by the date of the initial Date of Deposit. To the extent Units are sold prior to the settlement of such contracts, the Sponsor will receive the purchase price of such Units prior to the time at which it pays for Securities pursuant to such contracts and have the use of such funds during this period.
          During the 90-day period following the first deposit of Securities in the Trust, the Sponsor may deposit in the Trust additional Securities and cash, if required. Any such Securities deposited shall be substantially similar to the initially deposited Securities held in the Trust immediately prior to the deposit. Among other things, a failure to meet the proportionality requirements due to establishment by the Sponsor of a minimum amount of a particular Security to be included in a deposit or the fact that a Security identical to a Security in the Trust immediately prior to the deposit is not readily obtainable will be considered as justifying a variation in such requirements. Any deposit made after the close of such 90-day period must exactly replicate the Securities and any cash (other than cash distributable only to the Sponsor or to Unit Holders who were Unit Holders prior to the date of deposit of the additional Securities) held in the Trust immediately prior to the deposit. As additional Units are issued by the Trust as a result of the deposit of additional Securities by the Sponsor (the "Additional Units"), the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased.
                           THE TRUST
Special Considerations
          An investment in Units of a Trust should be made with an understanding of the risks which an investment in fixed rate debt obligations of the term and type set forth in Part A--"Summary of Essential Information" and "Schedule of Portfolio Securities" may entail, including the risk that the value of the Portfolios and hence of the Units will decline with increases in interest rates. In recent years, the national economy has experienced significant variations in rates of inflation and economic growth, substantial increases in the national debt and in reliance upon foreign investors to finance it, and material reformulations of Federal tax, monetary and regulatory policies. These conditions have been associated with wide fluctuations in interest rates and thus in the value of fixed rate obligations. The Sponsor cannot predict whether such fluctuations will continue in the future. In addition, a regional or national economic recession would increase the risk that certain issuers (or the obligors of the Securities, in the case of a conduit financing) may experience a revenue shortfall adversely affecting their ability to pay principal or interest.
Summary Description of the Portfolios
          Each Portfolio consists of the Securities listed under Part A--"Schedule of Portfolio Securities" as long as such Securities may continue to be held from time to time in the Trust (including certain obligations deposited in a Trust in exchange or substitution for any Securities pursuant to the Indenture), together with accrued and undistributed interest thereon and undistributed and uninvested cash realized from the disposition of Securities.

          The Securities have been issued by or on behalf of states or territorial possessions or commonwealths of the United States, or the municipalities, counties, public authorities or other political subdivisions or instrumentalities thereof (the "Issuers"). The interest on such Securities, in each instance, in the opinion of bond counsel or special tax counsel to the Issuer of such Securities or by ruling of the Internal Revenue Service (the "IRS") is not included in gross income for Federal income tax purposes under existing law (but may be subject to state and local taxation). In addition, in the opinion of counsel, interest income of each State Trust is exempt, to the extent indicated, from state and any local income taxes in the State for which such State Trust is named. Capital gains, if any, will be subject to Federal income tax and, generally, to state and/or local income tax. (See "Tax Status," herein. Part A may contain a discussion of certain special tax considerations applicable to a particular Trust.)
          The yields on Securities of the type deposited in a Trust are dependent on a variety of factors, including general money market conditions, interest rates, general conditions of the municipal bond market, size of a particular offering, the maturity of the obligation and rating of the issue. The ratings represent the opinions of the rating organizations as to the quality of the obligations which they undertake to rate. It should be emphasized, however, that ratings are general and are not absolute standards of quality. Consequently, debt obligations with the same maturity, coupon and rating may have different yields, while debt obligations of the same maturity and coupon with different ratings may have the same yield.
          All of the Securities in the Portfolio were, as of the Date of Deposit of the Trust, rated "BBB" or better by Standard & Poor's Corporation or "Baa" or "MIG 2" or better by Moody's Investors Service or had, in the opinion of the Sponsor, credit characteristics comparable to Securities so rated. No assurance can be given that such ratings would be issued if the Securities were reevaluated by Standard & Poor's Corporation or Moody's Investors Service. Subsequent to the Date of Deposit, a Security in the Trust may cease to be rated or the rating assigned may be reduced below the minimum requirements of such Trust for the acquisition of Securities. Although such events may be considered by the Sponsor in determining whether to direct the Trustee to dispose of the Security (see "Sponsor--Responsibility," herein), such events do not automatically require the elimination of such Security from the Portfolio.

             On the Date of Deposit, a Unit of the Trust
represented the fractional undivided interest in the Securities and net income of such Trust set forth under Part A--"Summary of Essential Information" in the ratio of 1 Unit for each approximately $1,000 face amount of Securities initially deposited in such Trust ($1.00 per unit in the case of certain Trusts (see Part A--"Summary of Essential Information")). If any Units are redeemed by the Trustee, the face amount of Securities in the Trust will be reduced by an amount allocable to redeemed Units and the fractional undivided interest in such Trust represented by each unredeemed Unit will be increased. Units will remain outstanding until redeemed upon tender to the Trustee by any Unit Holder (which may include the Sponsor) or until the termination of the Trust pursuant to the Indenture.
          Because certain of the Securities from time to time may be redeemed or will mature in accordance with their terms or may be sold under certain circumstances described herein, no assurance can be given that a Trust will retain for any length of time its present size and composition. The Trustee has not participated in the selection of Securities for the Trust, and neither the Sponsor nor the Trustee will be liable in any way for any default, failure or defect in any Securities.
          Under certain circumstances described in "Sponsor-- Responsibility," herein, the Sponsor may direct the Trustee to dispose of a Security. No assurance can be given that a sale of any Security under such circumstances would yield proceeds equivalent to the face amount or purchase price of such Security. In addition, such a sale may reduce the average life of the Portfolio and may adversely affect the Estimated Annual Income and Estimated Current Return and Estimated Long-Term Return of the Trust.
          Certain of the Securities in the Portfolio of the Trust are valued at prices in excess of prices at which such Securities may be redeemed in the future. (See Part A-- "Schedule of Portfolio Securities" for information relating to the particular series described therein on the Date of Deposit.) To the extent that a Security is redeemed (or sold) at a price which is less than the valuation of such Security on the date a Unit Holder acquired his Units, the proceeds distributable to such Unit Holder in respect of such redemption (or sale) will be less than that portion of the purchase price for such Units which was attributable to such Security (representing a loss of capital to such Unit Holder). Such proceeds, however, may be more or less than the valuation of such Security at the time of such redemption (or sale). Similarly, certain of the Securities in the Trust may be valued at a price in excess of their face value at maturity (i.e., such Securities were valued at a premium above face amount). (See Part A--"Schedule of Portfolio Securities" for information relating to the particular series described therein on the Date of Deposit.) The proceeds distributable to a Unit Holder upon the maturity of a Security which was valued at a premium on the date such Unit Holder acquired Units will be less than that portion of the purchase price for such Units which was attributable to such Security (representing a loss of capital to such Unit Holder).
          The Portfolio of the Trust may consist of Securities the current market value of some of which were below face value. A primary reason for the market value of such Securities being less than face value at maturity is that the interest coupons of such Securities are at lower rates than the current market interest rate for comparably rated debt securities, even though at the time of the issuance of such Securities the interest coupons thereon represented then prevailing interest rates on comparably rated debt securities then newly issued. The current yields (coupon interest income as a percentage of market price, ignoring any original issue discount) of such Securities are lower than the current yields (computed on the same basis) of comparably rated debt securities of similar type newly issued at currently prevailing interest rates. Securities selling at market discounts tend to increase in market value as they approach maturity when the principal amount is payable. A market discount tax-exempt Security held to maturity will have a larger portion of its total return in the form of taxable gain and less in the form of tax-exempt income than a comparable Security bearing interest at current market rates. Under the provisions of the Internal Revenue Code in effect on the date of this Prospectus, any gain attributable to market discount will be taxable but will not be realized until maturity, redemption or sale of the Securities or Units. The current yield of such discounted securities carrying the same coupon interest rate and which are otherwise comparable tends to be higher for securities with longer periods to maturity than it is for those with shorter periods to maturity because the market value of such securities with a longer period to maturity tends to be less than the market value of such a bond with a shorter period to maturity. If currently prevailing interest rates for newly issued and otherwise comparable securities increase, the market discount of previously issued bonds will become deeper and if such currently prevailing interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Market discount attributable to interest rate changes does not indicate a lack of market confidence in the issue.
          The following description of the major categories in which Securities in the Portfolios may be classified is provided by the Sponsor for general information purposes only, and does not purport to be complete. This Prospectus does not provide detailed information with respect to any Security or to any Issuer, or with respect to any rights or obligations, legal, financial or otherwise, arising thereunder or related thereto. Each Security is subject to the terms and conditions, and to the actual performance of tax and other covenants, contained in the legal documents governing such Security. The special risk considerations listed are among the factors which may result in the inability of an Issuer to make scheduled payments of interest and principal.
     General Obligation Securities
          A Portfolio may contain Securities that are general obligations of governmental entities and/or bonds that are guaranteed by governmental entities. Such general obligations and guarantees are backed by the taxing power of the respective entities. The ability of the issuer of a general obligation bond to meet its obligation depends largely upon its economic condition. Many issuers rely upon ad valorem real property taxes as a source of revenue. Proposals in the form of state legislative or voter initiatives to limit ad valorem real property taxes have been introduced in various states. It is not presently possible to predict the impact of these or future proposals, if adopted, on states, local governments or school districts or on their abilities to make future payments of their outstanding debt obligations. The remaining issues are payable from the income of specific projects or authorities and are not supported by the issuer's power to levy taxes. This latter group of issues contains Securities that are also supported by the moral obligations of governmental entities.
In the event of a deficiency in the debt service reserve funds of moral obligation Securities, the governmental entity having the moral commitment may (but is not legally obligated to) satisfy such deficiency. However, in the event of a deficiency in the debt service reserve funds of Securities not backed by such moral obligations, no such moral commitment of a governmental entity exists.
          The fiscal condition of an Issuer that is a
governmental entity (such as a county, city, school district or other entity providing public services) is related to the size and diversification of its tax and revenue base and to such other factors as: the effect of inflation on the general operating budget and of other costs, including salaries and fringe benefits, energy and solid waste disposal; changes in state law and statutory interpretations affecting traditional home rule powers (which vary from state to state); levels of unrestricted state aid or revenue-sharing programs and state categorical grants subject to annual appropriation by a state legislature; increased expenditures mandated by state law or judicial decree; and disallowances for expenses incurred under Federal or state categorical grant programs. The local economy may be or become concentrated (i) in a single industry, which may be affected by natural or other disasters or by fluctuations in commodity prices, or (ii) in a particular company, the operations of which may be impaired due to labor disputes, relocation, bankruptcy or corporate takeover. Such economic factors may, in turn, affect local tax collections and service demands. The ability of an Issuer to levy additional taxes may be subject to state constitutional provisions, assent of the state legislature or voter approval in a local referendum, or constrained by economic or political considerations. (See also "Additional Securities Considerations--Issuer Default" and "--Issuer Bankruptcy," herein.)
          The fiscal condition of an Issuer may be negatively impacted by socio-economic factors beyond the Issuer's control (which may hinder the collection of economically sensitive taxes or entail additional expenditures) or may be affected by other unanticipated events, including: imposition of tax rate decreases or appropriations limitations by legislation or voter initiative; revenue shortfalls due to the imprecise nature of forecasting actual collections; increased expenditures mandated by Federal law or by judicial decree; reduction of Federal aid due to subsequent legislative changes in appropriations or aid formulas; disallowances by the Federal government for expenses incurred in connection with categorical grants; or the outcome of litigation.
     Zero Coupon Bonds
             The Portfolio of the Trust may contain zero coupon bond(s) (including bonds known as multiplier bonds, money multiplier bonds, capital appreciation bonds, capital accumulator bonds, compound interest bonds, and discount maturity payment bonds) or one or more other Securities which were issued with an "original issue discount". "Original issue discount" bonds are issued at prices which represent a discount from face amount, principally because such bonds bear current interest at rates which have lower than prevailing market rates at the time of issuance. (See Part A--"Summary of Essential Information--Portfolio Summary as of Date of Deposit" for information relating to the particular series described therein.) Zero coupon bonds do not provide for the payment of any current interest and provide for payment at maturity at face value unless sooner sold or redeemed. Zero coupon bonds may be subject to more price volatility than conventional bonds, i.e., the market value of zero coupon bonds is subject to greater fluctuation in response to changes in interest rates than is the market value of bonds which pay interest currently. Due to such volatility, in the event that the zero coupon bonds are sold prior to maturity (in order to satisfy redemptions, due to early termination of the Trust or for credit reasons), such sale may result in a loss to Unit Holders. Zero coupon bonds generally are subject to redemption at compound accreted value based on par value at maturity. Because the Issuer is not obligated to make current interest payments, zero coupon bonds may be less likely to be redeemed than coupon bonds issued at a similar interest rate. While some types of zero coupon bonds, such as multipliers and capital appreciation bonds, define par as the initial offering price rather than the maturity value, they share the basic zero coupon bond features of (1) not paying interest on a semi-annual basis and (2) providing for the reinvestment of the bond's semiannual earnings at the bond's stated yield to maturity.
     Revenue Securities
          Many of the Securities in the Portfolios are limited obligations, payable solely from (i) revenues or receipts derived from operation of a facility acquired or constructed from the proceeds of the obligation or (ii) special taxes, the receipts from which have been dedicated to the payment of the obligations. Neither the "full faith and credit" of the Issuer nor its general taxing power, if any, is pledged to pay the debt service on such obligations. The availability of revenues to pay debt service on such Securities may be subject to the prior payment of operating costs. Prior to commencement of operations, Securities for which the proceeds are used to construct a facility are subject to the risks typically associated with construction projects, which include: cost overruns, delays in their timely completion (due to litigation, labor disputes or other construction problems) and the ability to obtain necessary operating permits. Thereafter, the operation of a facility could be impaired by labor disputes, or by damage or destruction of the facility, or interruption of essential utilities, due to natural or other disasters. Collection of revenues necessary to pay debt service could be affected, among other factors, by: (a) economic factors beyond the Issuer's control (such as relocation, cessation of operations or bankruptcy of a major employer or customer) impacting upon demand for services, delinquency rates for payments or collection of dedicated taxes; (b) the availability and cost of insurance, which may be required under bond covenants; or (c) compliance with Federal and state operating or licensing permits, health, safety and environmental standards or other regulations. The ability of an Issuer to set rates for its charges and fees and to recover fully its capital costs through incorporation of such costs in its rate structure, or to levy special taxes, may be constrained by legal requirements (such as Federal or state regulatory approval) or by economic, competitive or political considerations.
          Significant changes in intergovernmental relations have occurred in recent decades. Most, if not all, Issuers (or the obligors in conduit financings) of Securities in the Portfolios receive either significant direct Federal financial assistance for operating or capital purposes or necessary licenses or operating permits, authorized pursuant to various legislation. Tax-exempt obligors of Securities (including colleges, non-profit hospitals and museums) may be affected financially by changes in the Internal Revenue Code of 1986, as amended (the "Code" or the "1986 Code"), or the regulations thereunder, affecting their qualification as a tax-exempt entity, the deductibility of charitable contributions or the operation of certain unrelated business activities, such as gift shops. Such legislation and the regulations promulgated thereunder have been the subject of extensive amendment in recent years, and no assurance can be given that further amendment will not materially change the provisions or effect thereof. The availability of monies in connection with the programs authorized by such legislation is subject to annual Congressional appropriation and the budgetary process, and to the application of provisions of the Balanced Budget and Emergency Deficit Control Act of 1985, popularly known as the Gramm-Rudman-Hollings Act and/or the Budget Reconciliation Act of 1990.
          In addition, institutions reliant upon state
financial assistance may be subject to significant reductions in funding in the event such state experiences fiscal difficulties. No assurance can be given that existing forms and levels of state aid will be maintained.
          Income to pay debt service on revenue securities may be derived from more than one source. The primary source of income and the additional related considerations regarding certain categories of revenue securities, which may be included in the Portfolio, are further described below.
             Airport Securities. These Securities are typically secured by revenues derived from fees received from use agreements (which consist of payments for landing fees, terminal rental and other charges) and from parking facilities, service fees, concessions and other lease rents. The ability of airports to set landing fees is regulated by the U.S. Department of Transportation; other aspects of operations are subject to regulation by the Federal Aviation Administration ("FAA") or, in certain cases, pursuant to the terms of a court stipulation to abate noise or mitigate traffic. Special risk considerations include: local economic conditions; chronic congestion at many major airports, which may affect future revenues if traffic is diverted or a competitive airport developed; and costs to install enhanced security measures. Recent developments affecting the financial condition of a signatory airline (and its ability to meet its obligations under an existing use agreement) include: corporate consolidations through mergers and acquisitions; labor disputes including major strikes; fare competition; excess industry capacity; fluctuations in fuel costs; and increased capital costs to remain competitive technologically or to comply with FAA schedules to retrofit aircraft to comply with operating noise and safety standards. Cumulatively, in 1992 the domestic airline industry lost over 2 billion dollars. Several airlines are experiencing severe financial difficulty and others have filed for bankruptcy. The ability of an Issuer to renew a use agreement may be additionally affected by the increased flexibility granted to airlines to terminate service under the Airline Deregulation Act and by the development at certain airports of a monopoly in air carrier service.
             Convention Facilities Securities. These Securities include special limited obligation securities issued to finance convention and sports facilities and are typically secured by rental payments and annual gvernmental appropriations. The governmental agency is not obligated to make payments in any year in which the monies have not been appropriated to make such payments. In addition, these facilities are limited use facilities that may not be used for purposes other than as convention or sports facilities.
             Electric and Power Securities. These Securities are typically secured by revenues derived from power generating facilities, which generally include revenues from the sale of electricity generated and distributed by power agencies using hydro-electric, nuclear, fossil fuel or other power sources. Certain aspects of the operation of such facilities, particularly with regard to generation and transmission at the wholesale level, are regulated by the Federal Energy Regulatory Commission ("FERC"); more extensive regulation (affecting retail rate structures) is provided by state public service commissions. Special risk considerations include:
restrictions on operations and increased costs and delays attributable to environmental statutes and regulations; the difficulties of the utilities in financing or refinancing large construction programs and of the capital markets in absorbing utility debt and equity securities; fluctuations in fuel supplies and costs, and costs associated with conversion to alternate fuel sources; uncertainties with regard to demand projections due to changing economic conditions, implementation of energy conservation measures and competitive cogeneration projects; and other technical and cost factors. Scientific breakthroughs in fusion energy and superconductive materials could cause current technologies for the generation and transmission of electricity to become obsolete during the life of the Securities. Issuers relying upon hydroelectric generation may encounter contests when applying for periodic renewal of licenses from FERC to operate dams. Issuers relying upon coal as a fuel source may be subject to significant costs and operating restrictions to comply with emission standards which may be adopted to alleviate the problems associated with acid rain. Issuers relying upon fossil fuel sources and located in air quality regions designated as nonattainment areas may become subject to pollution control measures (which could include abandonment of construction projects in progress, plant shutdowns or relocation of facilities) ordered pursuant to the Clean Air Act. In addition, such Securities are sometimes secured by payments to be made to state and local joint action power agencies pursuant to "take or pay" agreements. The inability of an Issuer to pass on certain of its costs to its customers, whether due to government regulation, judicial decisions or for other reasons, may have a negative impact on the financial standing of such Issuer and, therefore, may have a negative impact on the Securities of such Issuer contained in the Trust. In addition, the Clean Air Act, affects nearly all electric power facilities that burn oil or coal. Congressional experts have estimated that compliance with the rules to be promulgated under the act could cost power facilities and industrial factories a total of $2 billion to $4 billion annually. Greenhouse effect bills and hazardous waste bills may further increase the cost of utility service. The Sponsor is unable to predict the ultimate form that any such regulations or other governmental action may take or when such legislation may be enacted or the resulting impact on the Securities.
             Some of the Issuers of Securities in the Portfolios own, operate or participate on a contractual basis with nuclear generating facilities, which are licensed and regulated by the Nuclear Regulatory Commission (the "NRC"). Nuclear generating projects have experienced substantial cost increases, construction delays and licensing difficulties. Issuers of Securities may incur substantial expenditures as a result of complying with NRC requirements. Additional considerations include: the frequency and duration of plant shutdowns and associated costs due to maintenance or safety considerations;
the problems and associated costs related to the use and disposal of radioactive materials and wastes in compliance with Federal and local law; the implementation of emergency evacuation plans for areas surrounding nuclear facilities; and other issues associated with construction, licensing, regulation, operation and eventual decommissioning of such facilities. These Securities may be subject to industry-wide fluctuations in market value as a consequence of market perception of certain highly publicized events, as in the Washington Public Power Supply System's defaults on its Project
4 and 5 revenue bonds and the 1988 bankruptcy filing by the Public Service Corporation of New Hampshire. Federal, state or municipal governmental authorities, or voters by initiative, may from time to time impose additional regulations or take such other governmental action which might cause delays in the licensing, construction or operation of nuclear power plants, or the suspension or cessation of operations of facilities which have been or are being financed by proceeds of certain Securities. Such delays, suspensions or other action may affect the payment of interest on, or the repayment of the principal amount of, such Securities.
             Health Care and Hospital Securities.  These
Securities are typically secured by revenues derived from health care and hospital facilities, which are subject to extensive Federal and state regulations affecting construction, licensing, acquisition of equipment, standards of care, disposal of medical wastes, and participation in reimbursement programs under Medicare and Medicaid. Health care and hospital facilities are subject to extreme cost-containment pressures. Special risk considerations include: increased competition among health care facilities to sell their services more cheaply to third-party insurers and to offer new services; the availability and cost of malpractice and other insurance; shortages in qualified nursing and other health care professional staff; the rising caseload of indigent, uninsured patients with aggravated symptoms; demographic trends, such as an increased elderly population; and the unpredictable effects of the AIDS epidemic (which may have a disproportionate impact on certain communities). Utilization rates are a major factor in hospital revenue projections and can be affected by cost containment measures implemented by governmental or private insurers, long-term advances in health care delivery reducing demand for in-patient services, technological developments which may be rationed by scarcity of equipment or specialists and requirements for state approval, and the facility's reputation in the community. A number of legislative proposals concerning health care are typically under review by Congress or the various state legislatures at any given time, including national health insurance, cost control, incentives for competition in the provision of health care services, tax incentives and penalties related to health care insurance premiums, and promotion of prepaid health care plans. Additionally, the current administration has promised to substantially reform the health care system. The Sponsor is unable to predict the effect of these proposals, if enacted, on any of the Securities. Hospital revenue securities issued by or on behalf of teaching facilities may also share the characteristics of Higher Education Securities, described below.
          Many hospitals, which may include certain Issuers (or the conduit obligors) of Securities, have been experiencing significant financial difficulties in recent years. The number of hospital closings increased during the late 1980s, particularly among smaller institutions located in rural or inner-city areas. Hospital revenues nationwide are primarily derived from private insurers, many of which have experienced significant operating losses in recent years. The Medicare program accounts for an increasing share of hospital revenues nationwide, and is financed by the Hospital Insurance Trust
Fund through payroll taxes. The Fund's trustees have projected, based on current trends, that expenditures will exceed tax revenues by 1995 and that the Fund will be insolvent before 1999. The Social Security Act Amendments of 1983 mandated implementation of a prospective payment system, based upon diagnosis related groups ("DRGs"), for most in-patient services. DRG reimbursement rates are pre-set and may not fully cover the actual cost of furnishing services by any particular facility, and Federal law prohibits health care providers from passing along the excess costs to Medicare beneficiaries. Additionally, many states have implemented prospective payment systems for their Medicaid programs, and have adopted other changes, including enrollment restrictions. Several states, from time to time, have exhausted their Medicaid appropriations during their fiscal years, and temporarily suspended reimbursements.

          States regulate the operation of nursing facilities and may implement guidelines having an adverse impact on their finances, and under certain circumstances states may cause a facility to be placed under receivership. DRG reimbursement rates for hospitals have resulted in increased transfers of acute care patients to nursing homes, causing higher in-patient costs and greater potential malpractice exposure. Medicare nursing home reimbursement, now provided on a cost recovery basis (rather than the DRG system), may be curtailed due to budgetary restrictions.
             Higher Education Securities. These Securities are typically secured by revenues derived from the operations of public or private institutions of higher education, and may include student tuition payments, student activities fees, student or faculty housing charges, parking facility fees and/or other sources of income such as grants, unrestricted gifts or endowment income. Special risk considerations include: the projected decline of the traditional college-aged population in the early 1990s; increases in tuition which may cause a competitive disadvantage in recruitment; the rising cost of faculty salaries; the size of the institution's endowment and investment return; the reputation and competitive position of an institution; levels of Federal and state direct operating assistance, research grants and student aid; and the costs of complying with Federal and state laws and regulations, especially those concerning access to the handicapped.
          Highway Securities. These Securities are typically secured by revenues derived from motor fuel taxes, vehicle registration fees, license fees and fines and/or vehicular tolls or concession lease rentals derived from the operation of road, bridge or tunnel facilities. Revenue sources for such facilities are economically sensitive, particularly with regard to fluctuations in fuel supply, costs and Federal supply allocation or rationing policies; and are also sensitive to local demographic trends with respect to the size and income characteristics of the driving age population. Issuers may incur substantial unanticipated remedial repair expenses as a result of regular safety inspections mandated by Federal or state law. Issuers located in air quality regions designated as nonattainment areas may become subject to stringent transportation control measures ordered pursuant to the Clean Air Act. Revenues of a vehicular toll facility may additionally be affected by lower cost of alternative modes of transportation or the construction and operation in its vicinity of another transportation facility, which could alter established traffic patterns.